Exhibit (a)(1)(A)
OFFERING CIRCULAR
Arch Coal, Inc.
Offer to Pay a Premium Upon the Conversion
of up to an Aggregate of 2,874,926 Shares of Its
5% Perpetual Cumulative Convertible Preferred Stock
(Liquidation Preference $50.00 Per Share) to Common Stock
CUSIP No. 039380 20 9
ISIN No. US0393802097
      This Offer will expire at 12:00 midnight, New York City time, on December 29, 2005, unless extended or earlier terminated. Holders of Preferred Stock must surrender their shares for conversion on or prior to the expiration of the conversion offer to receive the premium.
      We are offering to pay a premium to holders of any and all of our outstanding 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share), which we refer to in this offering circular as “Preferred Stock,” who elect to convert their shares of Preferred Stock to shares of our Common Stock, $.01 par value, in accordance with the terms of the Preferred Stock and upon the terms and subject to the conditions set forth in this offering circular, and in the accompanying letter of transmittal. Our Common Stock is listed on the New York Stock Exchange under the symbol “ACI,” and our Preferred Stock is listed on the New York Stock Exchange under the symbol “ACI-P.” On November 29, 2005, the last reported sale prices of our Common Stock and our Preferred Stock on the New York Stock Exchange were $75.36 and $178.40 per share, respectively.
      The premium offered in this conversion offer is an amount of shares of Common Stock valued at $3.50, as determined by dividing (i) $3.50 by (ii) the volume-weighted average of the reported closing sales prices on the New York Stock Exchange of the Common Stock during the five trading days ending at the close of the second trading day prior to the expiration of the conversion offer, per share of Preferred Stock validly tendered and accepted for conversion. Holders who validly tender shares of Preferred Stock for conversion will receive the premium in addition to the number of shares of Common Stock issuable upon conversion pursuant to the conversion terms of the Preferred Stock. As of the date of this offering circular, the conversion ratio for our Preferred Stock was 2.3985 shares of our Common Stock for each share of Preferred Stock validly converted. On November 29, 2005, 2,874,926 shares of our Preferred Stock were outstanding. We are not required to issue fractional shares of Common Stock upon conversion of shares of Preferred Stock. Instead, we will pay a cash adjustment based upon the market price of the Common Stock on the last business day before the date of the conversion. The settlement date in respect of any shares of Preferred Stock that are validly surrendered for conversion is expected to be promptly following the expiration date of the conversion offer. Holders surrendering shares of Preferred Stock for conversion after 12:00 midnight, New York City time, on the expiration date of the conversion offer will not be eligible to receive the premium.
       Conversion of Preferred Stock and an investment in our Common Stock involves risks. See “Risk Factors” beginning on page 15 for a discussion of issues that you should consider with respect to this conversion offer.
      You must make your own decision whether to surrender any shares of Preferred Stock pursuant to this conversion offer. Neither we nor our Board of Directors makes any recommendation as to whether holders should surrender shares of Preferred Stock for conversion pursuant to this conversion offer.
      Neither this transaction nor the securities to be issued upon conversion of shares of Preferred Stock have been approved or disapproved by the Securities and Exchange Commission or any state securities commission. Neither the Securities and Exchange Commission nor any state securities commission has passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this offering circular. Any representation to the contrary is a criminal offense.
      Our conversion agent and our information agent is American Stock Transfer & Trust Company.
The date of this offering circular is November 30, 2005.

      You should rely only on the information contained or incorporated by reference in this offering circular. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are making the conversion offer only in jurisdictions where the conversion offer is permitted. You should assume that the information appearing in this offering circular and the documents incorporated by reference in this offering circular is accurate only as of the dates of the offering circular or of those documents.

SUMMARY
      This summary highlights certain significant aspects of our business contained elsewhere or incorporated by reference in this offering circular. As a result, it does not contain all of the information that you should consider before making a decision as to whether or not to participate in the conversion offer. You should carefully read this entire offering circular and the documents incorporated into it by reference, including the “Risk Factors” and “Forward-Looking Statements” sections and the financial data and related notes, before making your decision. Except as otherwise specified, the words “Arch Coal,” the “Company,” “we,” “our,” “ours” and “us” refer to Arch Coal, Inc. and its subsidiaries. In this offering circular, we refer to our 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) as “Preferred Stock” and our Common Stock, $.01 par value, as “Common Stock.”
OUR COMPANY
      We are the second largest operator of coal mines in the United States, and we operate some of the industry’s most productive mines. We mine, process and market compliance and low sulfur coal from mines located in both the eastern and western United States, enabling us to ship coal cost-effectively to most of the major domestic coal-fired electric generation facilities. We sold 123.1 million tons of coal in 2004 and 106.9 million tons of coal during the nine months ended September 30, 2005, all of which was compliance and low sulfur.
      Our largest mine, Black Thunder, is located in Wyoming in the Powder River Basin, the largest and fastest-growing U.S. coal-producing region. We are integrating the operations of Triton’s North Rochelle mine, which we acquired in August 2004, with our Black Thunder mine, creating one of the largest and most productive mines in the world. We operate eight surface mines and 14 underground mines in the Central Appalachian region, which is the nation’s second largest coal producing region and the principal source of low sulfur coal in the eastern United States. In addition, we are the largest producer of coal in the Western Bituminous Region, where we operate one underground mine in Colorado and two underground mines in Utah. We generated revenues of $1.9 billion in 2004 and $1.9 billion during the nine months ended September 30, 2005.
      As of December 31, 2004, we controlled approximately 3.7 billion tons of proven and probable coal reserves, 74% of which was compliance and low sulfur coal. In March 2005, we finalized the 5,084-acre federal coal lease known as Little Thunder, which is located adjacent to our Black Thunder mine in the Powder River Basin. According to the U.S. Bureau of Land Management, Little Thunder contains approximately 719.0 million mineable tons of compliance coal. Compliance coal and low sulfur coal are coals which, when burned, emit 1.2 pounds or less and 1.6 pounds or less of sulfur dioxide per million Btus, respectively. In general, compliance coal does not require electric generators to use expensive sulfur dioxide reduction technologies to comply with the requirements of the Clean Air Act.
      Our sales volume increased from 40.5 million tons in 1997 to 123.1 million tons in 2004, primarily as a result of selective acquisitions as well as the strategic development of existing reserves. We sell substantially all of our coal to producers of electric power, most of whom are large, investment grade utilities. We supplied the fuel for approximately 7% of the electricity used in the United States in 2004. As of September 30, 2005, we had committed and priced substantially all of our planned 2005 production, while approximately 25 million to 35 million tons of our planned 2006 production has not been priced and approximately 60 million to 70 million tons of our planned 2007 production has not been priced. Our goal with respect to a significant portion of the remainder of our planned production which is uncommitted is to seek long-term supply agreements with our largest and best customers, providing us with a relatively reliable and stable revenue base. The remaining uncommitted position will enable us to take advantage of improving market conditions.

RECENT DEVELOPMENTS

Definitive Agreement with ArcLight Capital Partners, LLC
      On October 11, 2005, we announced that we signed a definitive agreement with Arc Light Capital Partners, LLC to contribute certain mining operations and properties to a new company to be called Magnum Coal Company, LLC that would mine and market low-sulfur coal in the Central Appalachian region. We plan to contribute to Magnum Coal our Hobet 21, Arch of West Virginia, Samples and Campbells Creek mining operations, which together sold approximately 14.0 million tons of coal in 2004 and approximately 9.7 million tons of coal in the nine months ended September 30, 2005. These four active operations represent approximately 455 million tons of our reserves. ArcLight proposes to contribute to the new company its Panther longwall mine and its Remington, Jupiter and Dakota deep mines. All of the reserves and mining operations proposed to be contributed by us and ArcLight are located in close proximity to one another in West Virginia. We will receive approximately 37.5% of the ownership interests in the new company. The transactions contemplated by the definitive agreement are conditioned upon us and ArcLight obtaining all necessary governmental and regulatory consents and the satisfaction of other customary conditions.

Temporary Suspension of Production at West Elk
      On November 1, 2005, we announced that we conducted a precautionary evacuation of our West Elk mine in Somerset, Colorado, following elevated readings of combustion-related gases detected in an area of the mine where mining activities were completed. Final longwall equipment removal had not yet occurred, but a portion of the equipment had already been moved to another area of the mine. The remainder of the equipment is currently isolated from the affected area by permanent and temporary seals. The Mine Safety and Heath Administration and West Elk personnel are working to address the incident and to determine when it will be safe to re-enter the mine. Our current expectation is that operations at West Elk will not resume until at least late December 2005. During the outage, we are redeploying a number of West Elk employees not currently engaged in other tasks to our three underground mines in Utah. We have property and business interruption insurance and will be filing a claim under our policy as a result of the events at West Elk. The West Elk mine produces more than 6.0 million tons of low-sulfur bituminous coal annually.

SUMMARY HISTORICAL CONSOLIDATED
FINANCIAL AND OPERATING DATA
      The following table sets forth a summary of certain of our historical consolidated financial and operating data for the dates and periods indicated and should be read in conjunction with our audited consolidated financial statements and related notes, our unaudited interim consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this offering circular. The summary historical consolidated financial data set forth below for each of the three years in the period ended December 31, 2004 are derived from our audited consolidated financial statements. The summary historical consolidated financial data set forth below for the nine months ended September 30, 2004 and 2005 are derived from our unaudited interim consolidated financial statements and, in the opinion of our management, fairly present our results for such periods. Our results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ended December 31, 2005 or for any other future period.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(In thousands, except per share and per tonnage data)
Consolidated Statement of Operations Data:
Coal sales revenue	$1,473,558	$1,435,488	$1,907,168	$1,354,043	$1,888,978
Cost of coal sales	1,262,516	1,280,608	1,638,284	1,161,259	1,608,439
Depreciation, depletion & amortization	174,752	158,464	166,322	115,677	160,887
Selling, general and administrative expense	37,999	43,942	52,842	39,358	60,540
Long-term incentive compensation expense	—	16,217	5,495	—	—
Other expenses	29,595	18,245	35,758	26,243	40,695
Other operating income	60,581	122,359	169,579	146,607	63,206

Income from operations	29,277	40,371	178,046	158,113	81,623
Interest expense	(51,922)	(50,133)	(62,634)	(45,062)	(55,454)
Interest income	1,083	2,636	6,130	2,723	5,635
Other non-operating income (expense), net(1)	—	4,256	(7,966)	(5,364)	(7,579)
(Benefit from) provision for income taxes	(19,000)	(23,210)	(130)	18,545	(4,750)

Income (loss) before cumulative effect of accounting change	(2,562)	20,340	113,706	91,865	28,975
Cumulative effect of accounting change(2)	—	(3,654)	—	—	—

Net income (loss)	(2,562)	16,686	113,706	91,865	28,975

Preferred stock dividends	—	(6,589)	(7,187)	(5,391)	(5,391)

Net income (loss) available to common stockholders	$(2,562)	$10,097	$106,519	$86,474	$23,584

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$9,557	$254,541	$323,167	$4,798	$227,428
Total assets	2,182,808	2,387,649	3,256,535	2,938,127	3,345,902
Working capital	37,799	237,007	355,803	78,755	294,820
Total debt	747,342	706,371	1,011,147	968,701	975,999
Stockholders’ equity	534,863	688,035	1,079,826	821,114	1,168,004

Per Share Data:
Basic earnings (loss) per common share before cumulative effect of accounting change	$(0.05)	$0.26	$1.91	$1.59	$0.37
Basic earnings (loss) per common share	(0.05)	0.19	1.91	1.59	0.37
Diluted earnings (loss) per common share before cumulative effect of accounting change	(0.05)	0.26	1.78	1.48	0.37
Diluted earnings (loss) per common share	(0.05)	0.19	1.78	1.48	0.37
Dividends per common share	0.2300	0.2300	0.2975	0.2175	0.2400

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(In thousands, except per share and per tonnage data)
Other Financial Data:
Capital expenditures	$137,089	$132,427	$292,605	$243,566	$248,906

Operating Data:
Tons sold	106,691	100,634	123,060	86,077	106,868
Tons produced	99,641	93,966	115,861	87,125	105,439
Average sales price per ton	$13.81	$14.26	$15.50	$15.73	$17.68
Average cost of coal sales per ton	$11.83	$12.73	$13.31	$13.49	$15.05

(1)	Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest, included debt extinguishment costs, charges resulting from termination of hedge accounting for interest rate swaps, and mark-to-market adjustments for interest rate swap agreements.

(2)	Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The impact of adoption is reported as the cumulative effect of accounting change.

THE CONVERSION OFFER
      The material terms of the conversion offer are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this offering circular entitled “The Conversion Offer,” “Description of Capital Stock” and “Comparison of Rights of Holders of Our Preferred Stock and Holders of Our Common Stock.”

Offeror	Arch Coal, Inc.

Securities Subject to the Conversion Offer	Up to an aggregate of 2,874,926 shares of Preferred Stock, representing all of the outstanding shares of Preferred Stock.

The Conversion Offer	We are offering to pay a premium to holders of any and all of our outstanding Preferred Stock who elect to convert their shares of Preferred Stock in accordance with the terms of the Preferred Stock and upon the terms and subject to the conditions set forth in this offering circular, and the accompanying letter of transmittal. The premium offered in this conversion offer is an amount of shares of Common Stock valued at $3.50, as determined by dividing (i) $3.50 by (ii) the volume-weighted average of the reported closing sales prices on the New York Stock Exchange of the Common Stock during the five trading days ending at the close of the second trading day prior to the expiration of the conversion offer, per share of Preferred Stock validly tendered and accepted for conversion. Holders who validly tender shares of Preferred Stock for conversion will receive the premium in addition to the number of shares of Common Stock issuable upon conversion pursuant to the conversion terms of the Preferred Stock. As of the date of this offering circular, the conversion ratio for our Preferred Stock is 2.3985 shares of our Common Stock for each share of Preferred Stock validly converted. See the section of this offering circular entitled “The Conversion Offer — Terms of the Conversion Offer.”

Fractional shares will not be issued in the conversion offer, and cash will be paid in lieu of any fractional shares. See the section of this offering circular entitled “The Conversion Offer — Fractional Shares.”

Any shares of Preferred Stock not converted in the conversion offer will remain outstanding. The shares of Preferred Stock validly tendered and accepted for conversion in the conversion offer will be cancelled upon conversion. See the section of this offering circular entitled “The Conversion Offer — Terms of the Conversion Offer.”

Expiration Date	The conversion offer will expire at 12:00 midnight, New York City time, on December 29, 2005, unless extended or earlier terminated by us. See the section of this offering circular entitled “The Conversion Offer — Expiration Date.”

Settlement Date	The settlement date in respect of any shares of Preferred Stock that are validly tendered prior to the expiration of the conversion offer is expected to be promptly following the expiration of the conversion offer. See the section of this offering circular entitled “The Conversion Offer — Settlement Date.”

Certain Consequences to Non-Tendering Holders	Shares of Preferred Stock not converted in the conversion offer will remain outstanding after the completion of the conversion offer. If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the conversion offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in shares of Preferred Stock. In addition, the New York Stock Exchange may consider de-listing any outstanding shares of Preferred Stock if, following the conversion offer, (i) the number of publicly-held outstanding shares of Preferred Stock is less than 100,000, (ii) the number of holders of outstanding shares of Preferred Stock is less than 100, (iii) the aggregate market value of the outstanding shares of Preferred Stock is less than $1 million, or (iv) for any other reason based on the suitability for the continued listing of the outstanding shares of Preferred Stock in light of all pertinent facts as determined by the New York Stock Exchange. See the section of this offering circular entitled “The Conversion Offer — Terms of the Conversion Offer.”

How to Surrender Shares of Preferred Stock	See “The Conversion Offer — Procedures for Tendering Shares of Preferred Stock.” For further information on how to surrender shares of Preferred Stock, call the Information Agent at the telephone number set forth on the back cover of this offering circular or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Conditions to the Conversion Offer	The conversion offer is conditioned upon the satisfaction of the closing conditions described in the section of this offering circular entitled “The Conversion Offer — Conditions to the Conversion Offer.”

No Appraisal Rights	No appraisal or dissenters’ rights are available to holders of Preferred Stock under applicable law in connection with the conversion offer. See the section of this offering circular entitled “The Conversion Offer — No Appraisal Rights.”

Withdrawal Rights	You may withdraw previously tendered shares of Preferred Stock at any time before the expiration date of the conversion offer. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for conversion after January 30, 2006, which is 40 business days from the commencement of the conversion offer, if we have not accepted them for conversion. See the section of this offering circular entitled “The Conversion Offer — Withdrawals of Tenders.”

Purpose of the Conversion Offer	We are making the conversion offer as part of our ongoing strategy to reduce our fixed dividend obligations and to provide us with additional financial flexibility. In addition to reducing our fixed dividend obligations, we believe that the conversion offer also will allow us to reduce our overall leverage, which we expect will improve our overall credit standing. See the section of this offering circular entitled “The Conversion Offer — Purpose and Effects of the Conversion Offer.”

Risk Factors	You should consider carefully in its entirety all of the information set forth in this offering circular, as well as the information incorporated by reference in this offering circular, and, in particular, you should evaluate the specific factors set forth in the section of this offering circular entitled “Risk Factors” before deciding whether to participate in the conversion offer.

Material United States Federal Income Tax Consequences	See the section of this offering circular entitled “Material United States Federal Income Tax Consequences” for a discussion of the material U.S. federal income tax consequences of tendering shares of Preferred Stock for conversion pursuant to the conversion offer. You should consult your own tax advisor for a full understanding of the tax consequences of participating in the conversion offer.

Brokerage Commissions	You are not required to pay any brokerage commissions to the Information Agent, the Conversion Agent or us. If your shares of Preferred Stock are held through a broker or other nominee who tenders shares of Preferred Stock on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the section of this offering circular entitled “The Conversion Offer — Brokerage Commissions.”

Information Agent	American Stock Transfer & Trust Company is the Information Agent for the conversion offer. Its address and telephone number are set forth on the back cover of this offering circular. See the section of this offering circular entitled “Information Agent.”

Conversion Agent	American Stock Transfer & Trust Company is the Conversion Agent for the conversion offer. Its address and telephone number are set forth on the back cover of this offering circular. See the section of this offering circular entitled “Conversion Agent.”

Market; Trading	Our Common Stock is listed on the New York Stock Exchange under the symbol “ACI,” and our Preferred Stock is listed on the New York Stock Exchange under the symbol “ACI-P.” On November 29, 2005, the last reported sale prices of our Common Stock and our Preferred Stock on the New York Stock Exchange were $75.36 and $178.40 per share, respectively. We have applied to list the shares of our Common Stock to be issued as the premium in the conversion offer on the New York Stock Exchange. Shares of our Common Stock into which your shares of Preferred Stock will convert upon exercise of your conversion rights pursuant to the terms of the Preferred Stock have been approved for listing on the New York Stock Exchange. For more information regarding the market for our Common Stock and our Preferred Stock, see the section of this offering circular entitled “Price Range of Our Common Stock and Preferred Stock and Our Dividend Policy.”

Further Information	If you have questions regarding the procedures for tendering in the conversion offer or require assistance in tendering your shares of Preferred Stock, please contact the Information Agent. If you would like additional copies of this offering circular, our annual, quarterly, and current reports, proxy statement and other information that we incorporate by reference in this offering circular, please contact either the Information Agent or Investor Relations at Arch Coal. The contact information for Investor Relations at Arch Coal is set forth in the section of this offering circular entitled “Where You Can Find More Information.” The contact information for the Information Agent and the Conversion Agent is set forth on the back cover of this offering circular. Holders of Preferred Stock may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold their Preferred Stock with questions and requests for assistance.

QUESTIONS AND ANSWERS ABOUT THE CONVERSION OFFER
      These answers to questions that you may have as a holder of shares of our 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) provide an overview of the material information regarding the conversion offer that is included elsewhere or incorporated by reference in this offering circular. To fully understand the conversion offer and the other considerations that may be important to your decision about whether to participate in the conversion offer, you should carefully read this offering circular in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this offering circular. For further information regarding Arch Coal, Inc., see the section of this offering circular entitled “Where You Can Find More Information.”
Why is Arch Coal making the conversion offer?
      We are making the conversion offer as part of our ongoing strategy to reduce our fixed dividend obligations and to provide us with additional financial flexibility. Subject to the rights of any holders of shares of senior stock and parity stock, holders of shares of Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of Preferred Stock at the annual rate of 5% of the liquidation preference per share of Preferred Stock. The dividend rate on our Preferred Stock currently is equivalent to $2.50 per share annually, while the dividend rate on our Common Stock currently is equivalent to $0.32 per share annually. In addition to reducing our fixed dividend obligations, we believe that the conversion offer also will allow us to reduce our overall leverage, which we expect will improve our overall credit standing. See the section of this offering circular entitled “The Conversion Offer — Purpose and Effects of the Conversion Offer.”
How many shares of Preferred Stock are being sought for conversion in the conversion offer?
      We are offering a premium upon conversion in the conversion offer of all outstanding shares of the Preferred Stock that are validly tendered and accepted for conversion in the conversion offer. As of November 29, 2005, 2,874,926 shares of Preferred Stock were outstanding. See the section of this offering circular entitled “The Conversion Offer — Terms of the Conversion Offer.”
What risks should I consider in deciding whether or not to tender any of my Preferred Stock?
      In deciding whether to participate in the conversion offer, you should carefully consider the discussion of risks and uncertainties pertaining to the conversion offer, and those affecting our business, described in the section of this offering circular entitled “Risk Factors,” and in the documents incorporated by reference in this offering circular.
What will I receive in the conversion offer if I validly tender shares of Preferred Stock and they are accepted for conversion?
      For each share of Preferred Stock that is validly tendered and accepted in the conversion offer, you will receive a premium consisting of an amount of shares of Common Stock valued at $3.50, as determined by dividing (i) $3.50 by (ii) the volume-weighted average of the reported closing sales prices on the New York Stock Exchange of the Common Stock during the five trading days ending at the close of the second trading day prior to the expiration of the conversion offer. The premium will be in addition to the number of shares of our Common Stock that you will receive in accordance with the terms of our Preferred Stock upon exercise of your conversion rights pursuant to the terms of the Preferred Stock. As of the date of this offering circular, the conversion ratio for our Preferred Stock is 2.3985 shares of our Common Stock for each share of Preferred Stock validly converted, subject to certain adjustments described in the section of this offering circular entitled “Description of Capital Stock — Preferred Stock.” If all shares of Preferred Stock that were outstanding as of November 29, 2005 were validly tendered and accepted for conversion in the conversion offer, we would issue an aggregate of approximately 6,895,510 shares of Common Stock upon conversion of those shares of Preferred Stock pursuant to the conversion terms of the Preferred Stock, plus an aggregate premium of approximately 134,522 shares of Common Stock, if the conversion offer expired on November 30, 2005. See the section of this offering circular entitled “The Conversion Offer — Terms of the Conversion Offer.”
How does the amount of consideration that I will receive if I validly tender shares of Preferred Stock in the conversion offer compare to the amount of Common Stock that I would otherwise receive upon conversion of my shares of Preferred Stock?
      If you do not participate in the conversion offer, you will continue to be able to voluntarily convert each of your shares of Preferred Stock into 2.3985 shares of our Common Stock, subject to certain adjustments described in the section of this offering circular entitled “Description of Capital Stock — Preferred Stock.” If you validly tender shares of Preferred Stock in the conversion offer and we accept them for conversion, you will be entitled to receive a premium in an amount of shares of Common Stock valued at $3.50, as determined by dividing (i) $3.50 by (ii) the volume-weighted average of the reported closing sales prices on the New York Stock Exchange of the Common Stock during the five trading days ending at the close of the second trading day prior to the expiration of the conversion offer, per share of Preferred Stock validly tendered for conversion, plus 2.3985 shares of our Common Stock, subject to certain adjustments described in the section of this offering circular entitled “Description of Capital Stock — Preferred Stock.”
What rights will I lose if I validly tender shares of Preferred Stock in the conversion offer and those shares are accepted for conversion?
      If you validly tender shares of Preferred Stock in the conversion offer and we accept them for conversion, you will lose your rights as a holder of Preferred Stock, which are described in the sections of this offering circular entitled “Comparison of Rights of Holders of Our Preferred Stock and Holders of Our Common Stock” and “Description of Capital Stock — Preferred Stock,” with respect to those tendered shares. For example, you will lose the right to receive quarterly cumulative cash dividends with respect to the shares of Preferred Stock that you tender, when, if and as declared by the Board of Directors. You will also lose the right to receive a liquidation preference in the amount of $50.00 per share of Preferred Stock, plus accumulated and unpaid dividends, out of our assets available for distribution to our stockholders upon any voluntary or involuntary liquidation, dissolution or winding up of the Company resulting in a distribution of assets to the holders of any class or series of our capital stock.
May I tender only a portion of the shares of Preferred Stock that I hold?
      Yes. You do not have to tender all of your shares of Preferred Stock to participate in the conversion offer. You may choose to tender in the conversion offer all or any portion of the shares of Preferred Stock that you hold.
Will Arch Coal accept for conversion all of the shares of Preferred Stock tendered?
      Subject to our right to terminate or amend the terms of the conversion offer in any respect at any time prior to the expiration date of the conversion offer, we will accept for conversion any and all shares of Preferred Stock that are validly tendered in accordance with the terms and conditions of the conversion offer. We reserve the right to delay acceptance of tendered shares of Preferred Stock for any reason.
If the conversion offer is consummated and I do not participate in the conversion offer, or if I do not tender all of my shares of Preferred Stock in the conversion offer, how will my rights and obligations with respect to shares of Preferred Stock that remain outstanding following the completion of the conversion offer be affected?
      Your rights and obligations with respect to your shares of Preferred Stock, if any, that remain outstanding after the completion of the conversion offer will not change as a result of the conversion offer. In particular, you will continue to have the right to voluntarily convert each share of Preferred Stock for an amount of Common Stock equal to 2.3985 shares of Common Stock, subject to certain adjustments described in the section of this offering circular entitled “Description of Capital Stock — Preferred Stock.”

How will the conversion offer affect the trading market for the shares of Preferred Stock that are not converted in the conversion offer?
      If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the conversion offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in shares of Preferred Stock. In addition, the New York Stock Exchange may consider de-listing any outstanding shares of Preferred Stock if, following the conversion offer, (i) the number of publicly-held outstanding shares of Preferred Stock is less than 100,000, (ii) the number of holders of outstanding shares of Preferred Stock is less than 100, (iii) the aggregate market value of the outstanding shares of Preferred Stock is less than $1 million, or (iv) for any other reason based on the suitability for the continued listing of the outstanding shares of Preferred Stock in light of all pertinent facts as determined by the New York Stock Exchange. We do not intend to reduce the number of shares of Preferred Stock accepted in the conversion offer to prevent the de-listing of the Preferred Stock. If the Preferred Stock is de-listed, your ability to sell your shares of Preferred Stock not tendered in the conversion offer may be impaired. See the section of this offering circular entitled “The Conversion Offer — Terms of the Conversion Offer.”
What does Arch Coal intend to do with the shares of Preferred Stock that are tendered in the conversion offer?
      Any shares of Preferred Stock that are validly tendered and accepted for conversion pursuant to the conversion offer will be retired and cancelled upon conversion. Any tendered shares of Preferred Stock that are not accepted for conversion by us will be returned without expense to their tendering holder. Such non-converted shares of Preferred Stock will be credited to an account maintained with the Depository Trust Company promptly after the expiration or termination of the conversion offer. See the section of this offering circular entitled “The Conversion Offer — Terms of the Conversion Offer.”
Is Arch Coal making a recommendation regarding whether I should tender any shares of Preferred Stock in the conversion offer?
      Neither we nor our Board of Directors makes any recommendation regarding whether you should tender any shares of Preferred Stock or refrain from tendering all or any portion of your shares of Preferred Stock in the conversion offer. Accordingly, you must make your own determination as to whether to tender your shares of Preferred Stock in the conversion offer and, if so, the number of shares of Preferred Stock to tender. Participation in the conversion offer is voluntary, and you should carefully consider whether to participate. Before making your decision, we urge you to carefully read this offering circular in its entirety, including the information set forth in the section of this offering circular entitled “Risk Factors,” and the other documents incorporated by reference in this offering circular. We also urge you to consult your financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances. See the section of this offering circular entitled “The Conversion Offer — General.”
Will the Common Stock to be issued upon conversion of the Preferred Stock in the conversion offer be listed for trading?
      We have applied to list the shares of our Common Stock to be issued as the premium in the conversion offer on the New York Stock Exchange. The shares of our Common Stock into which your shares of Preferred Stock will convert upon exercise of your conversion rights pursuant to the terms of the Preferred Stock have been approved for listing on the New York Stock Exchange. For more information regarding the market for our Common Stock, see the section of this offering circular entitled “Price Range of Our Common Stock and Preferred Stock and Our Dividend Policy.”

What are the conditions to the conversion offer?
      The conversion offer is conditioned upon the satisfaction of the closing conditions described in the section of this offering circular entitled “The Conversion Offer — Conditions to the Conversion Offer.” We may waive the conditions of the conversion offer. If any of the conditions is not satisfied or waived, we will not accept tendered shares of Preferred Stock for conversion in the conversion offer. For more information regarding the conditions to the conversion offer, see the section of this offering circular entitled “The Conversion Offer — Conditions to the Conversion Offer.”
Will fluctuations in the trading price of Arch Coal’s Common Stock affect the premium paid to holders of Preferred Stock who validly tender shares in the conversion offer?
      We are offering to deliver a premium in an amount of shares of Common Stock valued at $3.50, as determined by dividing (i) $3.50 by (ii) the volume-weighted average of the reported closing sales prices on the New York Stock Exchange of the Common Stock during the five trading days ending at the close of the second trading day prior to the expiration of the conversion offer, per share of Preferred Stock validly tendered and accepted for conversion pursuant to the terms and conditions of the conversion offer. Because the value of the premium is a fixed amount, fluctuations in the trading price of our Common Stock will not affect either the value of the premium that you will receive for each share of Preferred Stock that you validly tender and that is accepted for conversion or the conversion rate for the Preferred Stock. A fluctuation in the trading price of our Common Stock would, however, affect the number of shares of Common Stock that you receive upon completion of the conversion offer. The trading value of our Common Stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. For a discussion of some of those factors, see the section of this offering circular entitled “Risk Factors,” as well as the information incorporated by reference in this offering circular.
When does the conversion offer expire?
      The conversion offer will expire at 12:00 midnight, New York City time, on December 29, 2005, unless extended or earlier terminated by us. See the section of this offering circular entitled “The Conversion Offer — Expiration Date.”
When will I receive my shares of Common Stock if I participate in the conversion offer?
      The settlement date in respect of any shares of Preferred Stock that are validly tendered prior to the expiration of the conversion offer is expected to be promptly following the expiration of the conversion offer. See the section of this offering circular entitled “The Conversion Offer — Settlement Date.”
Under what circumstances can the conversion offer be extended, amended or terminated?
      We reserve the right to extend the conversion offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the conversion offer in any respect prior to the expiration date of the conversion offer. Further, we may be required by law to extend the conversion offer if we make a material change in the terms of the conversion offer or in the information contained in this offering circular or waive a material condition to the conversion offer. During any extension of the conversion offer, shares of Preferred Stock that were previously tendered and not validly withdrawn will remain subject to the conversion offer. We reserve the right, in our sole and absolute discretion, to terminate the conversion offer at any time prior to the expiration date of the conversion offer if any condition to the conversion offer is not met. If the conversion offer is terminated, no shares of Preferred Stock will be accepted for conversion in the conversion offer and any shares of Preferred Stock that have been tendered will be returned to the holder. For more information regarding our right to extend, amend or terminate the conversion offer, see the section of this offering circular entitled “The Conversion Offer — Extension, Delay in Acceptance, Amendment or Termination.”

How will I be notified if the conversion offer is extended, amended or terminated?
      If the conversion offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the conversion offer. For more information regarding notification of extensions, amendments or the termination of the conversion offer, see the section of this offering circular entitled “The Conversion Offer — Extension, Delay in Acceptance, Amendment or Termination.”
What are the material federal income tax consequences of my participating in the conversion offer?
      Please see the section of this offering circular entitled “Material United States Federal Income Tax Consequences.” The tax consequences to you of the conversion offer will depend on your individual circumstances. You should consult your own tax advisor for a full understanding of the tax consequences of participating in the conversion offer.
Are the financial condition and results of operations of Arch Coal relevant to my decision to tender any shares of Preferred Stock in the conversion offer?
      Yes. The price of both our Common Stock and the Preferred Stock are closely linked to our financial condition and results of operations.
Will Arch Coal receive any cash proceeds from the conversion offer?
      No. We will not receive any cash proceeds from the conversion offer. See the section of this offering circular entitled “Use of Proceeds.”
How do I tender shares of Preferred Stock for conversion in the conversion offer?
      The Preferred Stock is represented by a global certificate registered in the name of the Depository Trust Company or its nominee, which we refer to in this offering circular as the “depository” or “DTC.” DTC is the only registered holder of the Preferred Stock. DTC facilitates the clearance and settlement of Preferred Stock transactions through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.
      If you beneficially own Preferred Stock through an account maintained by a DTC participant and you desire to tender shares of Preferred Stock, you should contact the DTC participant promptly and instruct it to tender shares of your Preferred Stock on your behalf.
      To properly tender shares of Preferred Stock, the Conversion Agent must receive, prior to the expiration of the conversion offer, either:

•	a timely confirmation of book-entry transfer of such Preferred Stock and a properly completed letter of transmittal according to the procedure for book-entry transfer described in this offering circular; or

•	an agent’s message through the automated tender offer program of DTC.
      For more information regarding the procedures for tendering shares of your Preferred Stock, see the section of this offering circular entitled “The Conversion Offer — Procedures for Tendering Preferred Stock.”
What happens if some or all of my shares of Preferred Stock are not accepted for conversion?
      If we decide for any reason not to accept some or all of your shares of Preferred Stock for conversion, the shares of Preferred Stock not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the conversion offer by book entry transfer into the Conversion Agent’s account at DTC. DTC will credit any validly withdrawn or unaccepted shares of Preferred Stock to your account at DTC. For more information, see the section of this offering circular entitled “The Conversion Offer — Return of Unaccepted Shares of Preferred Stock.”

Until when may I withdraw previously tendered shares of Preferred Stock?
      If not previously returned, you may withdraw previously tendered shares of Preferred Stock at any time until the conversion offer has expired at 12:00 midnight, New York city time, on December 29, 2005, unless earlier extended or terminated. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted for conversion by us after January 30, 2006, which is 40 business days from the commencement of the conversion offer. For more information, see the section of this offering circular entitled “The Conversion Offer — Withdrawals of Tenders.”
How do I withdraw previously tendered shares of Preferred Stock?
      To withdraw previously tendered shares of Preferred Stock, you must comply with the appropriate procedures of DTC’s automated tender offer program. For more information regarding the procedures for withdrawing tendered shares of Preferred Stock, see the section of this offering circular entitled “The Conversion Offer — Withdrawals of Tenders.”
Will I have to pay any fees or commissions if I tender my shares of Preferred Stock?
      You are not required to pay any brokerage commissions to the Information Agent, the Conversion Agent or us. If your shares of Preferred Stock are held through a broker or other nominee who tenders the Preferred Stock on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the section of this offering circular entitled “The Conversion Offer — Brokerage Commissions.”
With whom may I talk if I have questions about the conversion offer?
      If you have questions regarding the procedures for tendering in the conversion offer or require assistance in tendering your shares of Preferred Stock, please contact the Information Agent. If you would like additional copies of this offering circular, our annual, quarterly, and current reports, proxy statement and other information that we incorporate by reference in this offering circular, please contact either the Information Agent or Investor Relations at Arch Coal. The contact information for Investor Relations at Arch Coal is set forth in the section of this offering circular entitled “Where You Can Find More Information.” The contact information for the Information Agent and the Conversion Agent is set forth on the back cover of this offering circular. Holders of Preferred Stock may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold their Preferred Stock with questions and requests for assistance.

RISK FACTORS
      Ownership of our securities involves risks. You should carefully consider the risks described below and the other information in this offering circular, including the information incorporated by reference in this offering circular, before making a decision on whether to participate in the conversion offer. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Should one or more of any of these risks materialize, our business, financial condition or results of operations could be materially adversely affected. This could cause a decline in the trading price of our Common Stock and Preferred Stock, and you may lose all or part of your investment.
Risks Related to Participating in the Conversion Offer

A number of factors could affect the volatility of our Common Stock price.
      The market price of our Common Stock can be subject to significant fluctuations due to a variety of factors, including:

•	actual or anticipated fluctuations in our operating results and financial performance;

•	fluctuations in the price of or demand for coal;

•	fluctuations in the price of alternative energy sources;

•	announcements of technological innovations by our existing or future competitors; or

•	changes in financial estimates by securities analysts.
      In addition, sales of a substantial number of shares of our Common Stock in the public market, or the perception that a large number of shares is available, could affect the prevailing market price of our Common Stock. In addition to the adverse effect a price decline could have on holders of our Common Stock, such a decline would also impede our ability to raise capital through the issuance of additional shares of Common Stock or other equity securities.

By tendering shares of Preferred Stock, you will lose the rights associated with those shares of Preferred Stock.
      If you validly tender shares of Preferred Stock in the conversion offer and we accept them for conversion, you will lose your rights as a holder of Preferred Stock, which are described in the sections of this offering circular entitled “Comparison of Rights of Holders of Our Preferred Stock and Holders of Our Common Stock” and “Description of Capital Stock — Preferred Stock,” with respect to those shares. For example, you will lose the right to receive quarterly cumulative cash dividends at the annual rate of 5% of the liquidation preference per share of Preferred Stock with respect to the shares of Preferred Stock you tender, when, if and as declared by the Board of Directors. You would also lose the right to receive a liquidation preference in the amount of $50.00 per share of Preferred Stock, plus accumulated and unpaid dividends, out of our assets available for distribution to our stockholders upon any voluntary or involuntary liquidation, dissolution or winding up of the Company resulting in a distribution of assets to the holders of any class or series of our capital stock.

We may change our dividend policy with respect to our Common Stock or discontinue paying dividends on our Common Stock in the future.
      We regularly review our dividend policy to ensure the alignment of that policy with stockholder expectations and our financial and growth objectives. Our current dividend policy, beginning with the second quarter of 2004, is to pay $0.08 per common share on a quarterly basis, which was an increase from $0.0575 paid in prior quarters, beginning in the first quarter of 2000. In the future, the declaration and payment of any cash dividends will remain at the discretion of our Board of Directors and will depend upon our earnings, capital requirements and financial position, future loan covenants, general economic conditions and other pertinent factors. We cannot assure you that our dividend will remain consistent with past practice or that we will pay any dividends at all in the future.

All of our debt obligations and our senior capital stock, including any shares of Preferred Stock that remain outstanding after the conversion offer, will have priority over our Common Stock with respect to payment in the event of a liquidation, dissolution or winding up.
      In any liquidation, dissolution or winding up of Arch Coal, our Common Stock will rank below all debt claims against Arch Coal and all of our outstanding shares of preferred stock, including the shares of Preferred Stock that are not validly tendered and accepted by us for conversion in the conversion offer. As a result, holders of our Common Stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

Our stockholder rights plan and charter documents may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable, which may adversely affect our stock price.
      Our stockholder rights plan and provisions of our Amended and Restated Certificate of Incorporation and our bylaws, as well as anti-takeover provisions contained in Delaware law, may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method even if some of our stockholders might believe a change in control is desirable.
Risks Related to Holding Shares of Preferred Stock after the Conversion Offer

The market for shares of Preferred Stock that remain outstanding after the conversion offer is expected to become less liquid following the conversion offer.
      If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the conversion offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and market prices may fluctuate significantly depending on the volume of trading in shares of Preferred Stock. Furthermore, a security with a smaller float may command a lower price and trade with greater volatility or much less volume than would a comparable security with a greater float. This decreased liquidity may also make it more difficult for holders of shares of Preferred Stock that are not tendered in the conversion offer to sell their shares of Preferred Stock. In addition, the New York Stock Exchange may consider de-listing any outstanding shares of Preferred Stock if, following the conversion offer, (i) the number of publicly-held outstanding shares of Preferred Stock is less than 100,000, (ii) the number of holders of outstanding shares of Preferred Stock is less than 100, (iii) the aggregate market value of the outstanding shares of Preferred Stock is less than $1 million, or (iv) for any other reason based on the suitability for the continued listing of the outstanding shares of Preferred Stock in light of all pertinent facts as determined by the New York Stock Exchange. We do not intend to reduce the number of shares of Preferred Stock accepted in the conversion offer to prevent the de-listing of the Preferred Stock. If the Preferred Stock is de-listed, your ability to sell your shares of Preferred Stock not tendered in the conversion offer may be impaired.

If you do not participate in the conversion offer, your shares of Preferred Stock will continue to be subject to our right to cause the redemption of the Preferred upon satisfaction of certain conditions.
      On or after January 31, 2008, if the closing price of our Common Stock exceeds 120% of the conversion price then in effect (approximately $25.0156 based on the conversion price as of the date of this offering circular) for at least 20 trading days within a period of 30 trading days ending on the trading day prior to the date of mailing of the notice of redemption, we may, at our option cause, each outstanding share of Preferred Stock to be redeemed. The redemption price would be equal to the liquidation preference per share, plus accrued and unpaid dividends to the redemption date. The redemption price per share of Preferred Stock that you would receive upon a redemption may be less than the value of the shares that you will receive per share of

Preferred Stock validly tendered in the conversion offer and accepted by us for conversion if you participate in the conversion offer.

The trading price for the shares of Preferred Stock that remain outstanding after the conversion offer will be directly affected by the trading price of our Common Stock.
      Because our Preferred Stock is convertible into shares of our Common Stock, the trading price of our Preferred Stock is directly affected by factors including the trading prices of our Common Stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our Common Stock or interest rates will rise or fall or whether our credit ratings will improve or decline in the future. The trading price of our Common Stock will be influenced by several factors, many of which are out of our control, including those described in this offering circular and the documents incorporated by reference into this offering circular.
Risks Related to Our Business

We have a significant amount of debt relative to our total capitalization, which limits our flexibility and imposes restrictions on us, and a downturn in economic or industry conditions may materially affect our ability to meet our future financial commitments and liquidity needs.
      As of September 30, 2005, we had consolidated indebtedness of approximately $976.0 million, representing approximately 46% of our total capitalization. We also have significant lease and royalty obligations. Our ability to satisfy our debt, lease and royalty obligations, and our ability to refinance our indebtedness, will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs.
      The amount and terms of our debt could have material consequences to our business, including, but not limited to:

•	making it more difficult for us to satisfy our debt covenants and debt service, lease payment and other obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general operating requirements;

•	reducing the availability of cash flow from operations to fund acquisitions, working capital, capital expenditures or other general operating purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage when compared to competitors with less relative amounts of debt.
      Despite these significant levels of indebtedness, we may incur additional indebtedness in the future, which would heighten the risks described above.

The demand for and pricing of our coal is greatly influenced by consumption patterns of the domestic electric generation industry, and any reduction in the demand for our coal by this industry may cause our profitability to decline.
      Demand for our coal and the prices that we may obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 92% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond our control, including the demand for electricity, which is significantly dependent upon general economic conditions, summer and winter temperatures in the United States, government regulation, technological developments and the location, availability, quality and price of competing sources of coal, alternative fuels such as natural gas, oil and nuclear and alternative energy sources such as hydroelectric power. Demand for our low sulfur coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high sulfur coal, which can be marketed in tandem with emissions allowances in order to meet Clean Air Act requirements. Any reduction in the demand for our coal by the domestic electric generation industry would result in a decline in our revenues and profit, which could be material.

Extensive environmental laws and regulations affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales to decline.
      The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Such regulations, which can take a variety of forms, may reduce demand for coal as a fuel source because they may require significant emissions control expenditures for coal-fired power plants to attain applicable ambient air quality standards, which may lead these generators to switch to other fuels that generate less of these emissions and may also reduce future demand for the construction of coal-fired power plants.
      The U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. We supply coal to some of the currently-affected utilities, and it is possible that other of our customers will be sued. These lawsuits could require the utilities to pay penalties, install pollution control equipment or undertake other emission reduction measures, any of which could adversely impact their demand for our coal.
      A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.
      The Clean Air Act also imposes standards on sources of hazardous air pollutants. For example, the EPA has announced that it would regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009, which likely will require significant new investment in controls by power plant operators. These standards and future standards could have the effect of decreasing demand for coal.
      Other proposed initiatives, such as the Bush administration’s announced Clear Skies Initiative, may also have an effect upon coal operations. As proposed, this initiative is designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants. Other so-called multi-pollutant bills, which could regulate additional air pollutants, have been proposed by various members of Congress. If such initiatives are enacted into law, power plant operators could choose other fuel sources to meet their requirements, reducing the demand for coal.

Because our industry is highly regulated, our ability to conduct mining operations is restricted and our profitability may decline.
      The coal mining industry is subject to regulation by federal, state and local authorities on matters such as:

•	the discharge of materials into the environment;

•	employee health and safety;

•	mine permits and other licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	management of materials generated by mining operations;

•	surface subsidence from underground mining;

•	water pollution;

•	legislatively mandated benefits for current and retired coal miners;

•	air quality standards;

•	protection of wetlands;

•	endangered plant and wildlife protection;

•	limitations on land use;

•	storage of petroleum products and substances that are regarded as hazardous under applicable laws; and

•	management of electrical equipment containing polychlorinated biphenyls, or PCBs.
      Extensive regulation of these matters has had and will continue to have a significant effect on our costs of production and competitive position. Further regulations, legislation or orders may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source.
      Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters in connection with coal mining, some of which have significant bonding requirements. Regulatory authorities exercise considerable discretion in the timing of permit issuance. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need for our mining operations may not be issued, or, if issued, may not be issued in a timely fashion, or may involve requirements that may be changed or interpreted in a manner which restricts our ability to conduct our mining operations or to do so profitably. Under the federal Clean Water Act, state regulatory authorities must conduct an antidegradation review before approving permits for the discharge of pollutants into waters that have been designated by the state as high quality. This review involves public and intergovernmental scrutiny of permits and requires permittees to demonstrate that the proposed activities are justified in order to accommodate significant economic or social development in the area where the waters are located. If the plaintiffs are successful, the exemption from the antidegradation review policy is revoked and we discharge into waters designated as high quality by the state, the cost, time and difficulty associated with obtaining and complying with Clean Water Act permits for our affected surface mining operations would increase and may hinder our ability to conduct such operations profitably.

We may not be able to obtain or renew surety bonds on acceptable terms.
      Federal and state laws require us to obtain surety bonds to guaranty performance or payment of certain long-term obligations, including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. It has become increasingly difficult for us to secure new surety bonds or retain existing bonds without the posting of collateral. In addition, our surety bond costs have increased and the market terms of such bonds have generally become more unfavorable. For example, it has become increasingly difficult to obtain adequate coverage limits, and surety bonds increasingly contain additional cancellation provisions in favor of the surety. We may not be able to maintain our surety bonds or acquire new bonds in the future due to lack of availability, higher expense, unfavorable market terms, or an inability to post sufficient collateral. Our failure to maintain or inability to acquire surety bonds that are required by state and federal law would have a material adverse impact on us.

Our profitability may fluctuate due to unanticipated mine operating conditions and other factors that are not within our control.
      Our mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in our profitability. We are exposed to commodity price risk related to our purchase of diesel fuel, explosives and steel. In addition, weather conditions, equipment replacement or repair, fires, variations in thickness of the layer, or seam, of coal, amounts of overburden, rock and other natural materials and other geological conditions, such as the elevated readings of combustion-related gases which has resulted in a precautionary evacuation of our West Elk Mine, have had, and can be expected in the future to have, a significant impact on our operating results. Prolonged disruption of production at any of our principal mines, particularly our Black Thunder mine, would result in a decrease in our revenues and profitability, which could be material. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include:

•	continued high pricing environment for our raw materials, including, among other things, diesel fuel, explosives and steel;

•	expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements;

•	disruption or increases in the cost of transportation services;

•	changes in laws or regulations, including permitting requirements;

•	litigation;

•	work stoppages or other labor difficulties;

•	mine worker vacation schedules and related maintenance activities; and

•	changes in coal market and general economic conditions.
      Decreases in our profitability as a result of the factors described above could adversely impact our quarterly or annual results materially.

Mining in Central Appalachia is complex and involves extensive regulatory constraints.
      The geological characteristics of Central Appalachia coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin, permitting and licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, operators in Central Appalachia, including us.

Intense competition and excess industry capacity in the coal producing regions in which we operate has adversely affected our revenues and profitability and may continue to do so in the future.
      The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal producing regions in which we operate. We compete with four major coal producers in the Powder River Basin and effectively compete with a large number of coal producers in the markets that we serve. Additionally, we are subject to the continuing risk of reduced profitability as a result of excess industry capacity and weak power demand by the industrial sector of the economy, which led us to reduce the rate of coal production from planned levels and adversely impacted our profitability.

Deregulation of the electric utility industry may cause our customers to be more price-sensitive in purchasing coal, which could cause our profitability to decline.
      Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost-sensitive, deregulation may have a negative effect on our profitability.

Our profitability may be adversely affected by the status of our long-term coal supply contracts.
      We sell a substantial portion of our coal under long-term coal supply agreements, which are contracts with a term greater than 12 months. The prices for coal shipped under these contracts may be below the current market price for similar-type coal at any given time. For the nine months ended September 30, 2005, the weighted average price of coal sold under our long-term contracts was $17.85 per ton. As a consequence of the substantial volume of our sales that are subject to these long-term agreements, we have less coal available with which to capitalize on higher coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts. Our exposure to market-based pricing may also be increased should customers elect to purchase fewer tons. In addition, the increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts make it more likely that we will not be able to recover inflation related increases in mining costs during the contract term.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.
      For the year ended December 31, 2004, we derived 21.1% of our total coal revenues from sales to our two largest customers, AEP and Progress Fuels, and 55.7% of our total coal revenues from sales to our ten largest customers. We intend to discuss the extension of existing agreements or entering into new long-term agreements with those and other customers, but the negotiations may not be successful, and those customers may not continue to purchase coal from us under long-term coal supply agreements, or at all. If any of those customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our revenues and profitability could suffer materially.

Because our profitability is substantially dependent on the availability of an adequate supply of coal reserves that can be mined at competitive costs, the unavailability of these types of reserves would cause our profitability to decline.
      Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines.

Disruption in, or increased costs of, transportation services could adversely affect our profitability.
      The coal industry depends on rail and trucking transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruptions of these transportation services could temporarily impair our ability to supply coal to our customers and thus adversely affect our business and the results of our operations. In addition, increases in transportation costs associated with our coal, or increases in our transportation costs relative to transportation costs for coal produced by our competitors or of other fuels, could adversely affect our business and profitability.

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or decreased profitability.
      We base our reserve information on geological data assembled and analyzed by our staff, which includes various engineers and geologists, and periodically reviewed by outside firms. The reserve estimates are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond our control.
      Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results.
      For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.
      We conduct a significant part of our mining operations on properties that we lease. The loss of any lease could adversely affect our ability to mine the associated reserves. Because title to most of our leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property, our right to mine some of our reserves has in the past, and may again in the future, be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Acquisitions that we may undertake would involve a number of inherent risks, any of which could cause us not to realize the benefits anticipated to result.
      We continually seek to expand our operations and coal reserves through acquisitions of businesses and assets, including leases of coal reserves. Acquisition transactions involve various inherent risks, such as:

•	uncertainties in assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates;

•	the potential loss of key personnel of an acquired business;

•	the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction;

•	problems that could arise from the integration of the acquired business;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction rationale; and

•	unexpected development costs, such as those related to the development of the Little Thunder reserves, that adversely affect our profitability.
      Any one or more of these factors could cause us not to realize the benefits anticipated to result from the acquisition of businesses or assets.

Although we expect that our acquisition of the North Rochelle mine will result in benefits, we may not realize those benefits because of potential challenges to integration.
      Our failure to meet the challenges involved in integrating our Black Thunder mine with the North Rochelle mine successfully or otherwise to realize any of the anticipated benefits of the acquisition could materially impact our results of operations. Realizing the anticipated benefits of the acquisition will depend in part on the successful integration of operations and personnel. We may not successfully integrate Black Thunder’s operations with North Rochelle’s operations in a timely manner, or at all. The costs of achieving any synergies may be higher than anticipated, and we may not realize the anticipated benefits or synergies of the acquisition to the extent, or in the timeframe, anticipated. These anticipated benefits and synergies are based on projections and assumptions, all of which are subject to change.

Changes in our credit ratings could adversely affect our costs and expenses.
      Any downgrade in our credit ratings could adversely affect our ability to borrow and result in more restrictive borrowing terms, including increased borrowing costs, more restrictive covenants and the extension of less open credit. This in turn could affect our internal cost of capital estimates and therefore operational decisions. In addition to reducing our fixed dividend obligations, we believe that the conversion offer also will allow us to reduce our overall leverage, which we expect will improve our overall credit standing. There can be no assurance, however, that our credit ratings will be positively impacted by the completion of the conversion offer or any other factors in the future.

Our expenditures for postretirement medical and pension benefits have increased in recent periods and could further increase in the future.
      We estimate our future postretirement medical and pension benefit obligations based on various assumptions, including:

•	actuarial estimates;

•	assumed discount rates;

•	estimates of mine lives;

•	expected returns on pension plan assets; and

•	changes in health care costs.
      Our annual postretirement health and pension benefit costs increased in recent periods based on changes in our assumptions. If our assumptions relating to these benefits change in the future, our costs could further increase, which would reduce our profitability. In addition, future regulatory and accounting changes relating to these benefits could result in increased obligations or additional costs, which could also have a material adverse effect on our financial results.

We may be unable to comply with restrictions imposed by our credit facilities and other debt agreements which could result in a default under these agreements.
      The agreements governing our outstanding debt impose a number of restrictions on us. For example, the terms of our credit facilities and leases contain financial and other covenants that create limitations on our ability to, among other things, borrow the full amount under our credit facilities, effect acquisitions or dispositions and incur additional debt, and require us to, among other things, maintain various financial ratios and comply with various other financial covenants. Our ability to comply with these restrictions may be affected by events beyond our control and, as a result, we may be unable to comply with these restrictions. A failure to comply with these restrictions could adversely affect our ability to borrow under our credit facilities or result in an event of default under these agreements. In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts, or we might be forced to seek an amendment to our debt agreements which could make the terms of these agreements more onerous for us.
USE OF PROCEEDS
      We will not receive any cash proceeds from the conversion offer. We will pay all fees and expenses related to the conversion offer, other than any commissions or concessions of any broker or dealer. Any shares of Preferred Stock that are validly tendered and accepted for conversion pursuant to the conversion offer will be retired and cancelled upon conversion.
PRICE RANGE OF OUR COMMON STOCK AND PREFERRED STOCK
AND OUR DIVIDEND POLICY
      Our Common Stock is listed on the New York Stock Exchange under the symbol “ACI.” Our Preferred Stock is listed on the New York Stock Exchange under the symbol “ACI-P.” The following table sets forth, for the periods indicated, the range of high and low sales prices per share of our Common Stock and Preferred Stock as reported on the New York Stock Exchange and the cash dividends declared on the Common Stock and Preferred Stock for the periods indicated.

	Common Stock			Preferred Stock*

	High	Low	Dividends	High	Low	Dividends

Year Ended December 31, 2003:
First Quarter	$22.50	$16.50	$0.0575			$0.625
Second Quarter	24.55	17.18	0.0575	$69.25	$55.50	0.625
Third Quarter	23.60	19.12	0.0575	66.90	58.25	0.625
Fourth Quarter	32.20	22.06	0.0575	85.34	65.25	0.625
Year Ended December 31, 2004:
First Quarter	$32.89	$26.20	$0.0575	$87.99	$77.76	$0.625
Second Quarter	36.99	27.73	0.0800	94.46	77.13	0.625
Third Quarter	36.93	30.10	0.0800	95.00	80.05	0.625
Fourth Quarter	39.90	31.86	0.0800	97.25	83.54	0.625
Year Ended December 31, 2005:
First Quarter	$47.53	$33.19	$0.0800	$114.30	$85.00	$0.625
Second Quarter	57.43	40.30	0.0800	135.00	101.22	0.625
Third Quarter	69.93	50.28	0.0800	165.99	130.74	0.625
Fourth Quarter (through November 29, 2005)	80.78	60.99		187.26	156.65

*	Our Preferred Stock began trading on the New York Stock Exchange on April 2, 2003.
      On November 29, 2005, the last sale prices of our Common Stock and Preferred Sock, each as reported on the New York Stock Exchange, were $75.36 per share and $178.40 per share, respectively. On November 29, 2005, there were approximately 1,233 holders of record of our Common Stock and approximately 180 beneficial owners of our Preferred Stock.

      The payment of dividends with respect to our Common Stock, if any, and the amount of such dividends depends upon matters deemed relevant by our Board of Directors on a quarterly basis, such as our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by law, credit agreements or senior securities, and other factors deemed relevant and appropriate.
      We pay quarterly cumulative cash dividends on outstanding shares of our Preferred Stock at the annual rate of 5% of the liquidation preference of $50.00 per share, or $0.625 per quarter. These dividends are payable when, as and if declared by our Board of Directors, out of funds legally available. Accumulated unpaid dividends, if any, accrue and cumulate at the annual rate of 5%.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following table sets forth selected historical consolidated financial and operating data for the dates and periods indicated and should be read in conjunction with our audited consolidated financial statements and the related notes, our unaudited interim condensed consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this offering circular. The selected historical consolidated financial data set forth below for each of the five years in the period ended December 31, 2004 are derived from our audited consolidated financial statements. The selected historical consolidated financial data for the nine months ended September 30, 2004 and 2005 are derived from our unaudited interim condensed consolidated financial statements, and, in the opinion of our management, fairly present our results for such periods. Our results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ended December 31, 2005 or for any other future period.

							Nine Months Ended
	Year Ended December 31,						September 30,

	2000	2001		2002	2003	2004	2004	2005

	(In thousands, except per share and per tonnage data)
Consolidated Statement of Operations Data:
Coal sales revenue	$1,342,171	$1,403,370		$1,473,558	$1,435,488	$1,907,168	$1,354,043	$1,888,978
Cost of coal sales	1,075,669	1,186,174		1,262,516	1,280,608	1,638,284	1,161,259	1,608,439
Depreciation, depletion & amortization	201,512	177,504		174,752	158,464	166,322	115,677	160,887
Selling, general and administrative expense	38,887	42,889		37,999	43,942	52,842	39,358	60,540
Long-term incentive compensation expense	—	1,515		—	16,217	5,495	—	—
Other expenses	14,569	18,190		29,595	18,245	35,758	26,243	40,695
Other operating income	62,450	85,358		60,581	122,359	169,579	146,607	63,206

Income from operations	73,984	62,456		29,277	40,371	178,046	158,113	81,623
Interest expense	(92,132)	(64,211)		(51,922)	(50,133)	(62,634)	(45,062)	(55,454)
Interest income	1,412	4,264		1,083	2,636	6,130	2,723	5,635
Other non-operating income (expense), net(1)	—	—		—	4,256	(7,966)	(5,364)	(7,579)
(Benefit from) provision for income taxes	(4,000)	(4,700	)—	(19,000)	(23,210)	(130)	18,545	(4,750)

Income (loss) before cumulative effect of accounting change	$(12,736)	$7,209		(2,562)	20,340	113,706	91,865	28,975
Cumulative effect of accounting change(2)	—	—		—	(3,654)	—	—	—

Net income (loss)	(12,736)	7,209		(2,562)	16,686	113,706	91,865	28,975

Preferred stock dividends	—	—		—	(6,589)	(7,187)	(5,391)	(5,391)

Net income (loss) available to common stockholders	$(12,736)	$7,209		$(2,562)	$10,097	$106,519	$86,474	$23,584

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$6,028	$6,890,		$9,557	$254,541	$323,167	$4,798	$227,428
Total assets	2,232,614	2,203,559		2,182,808	2,387,649	3,256,535	2,938,127	3,345,902
Working capital	(37,556)	49,813		37,799	237,007	355,803	78,755	294,820
Total debt	1,150,795	773,855		747,342	706,371	1,011,147	968,701	975,999
Stockholders’ equity	219,874	570,742		534,863	688,035	1,079,826	821,114	1,168,004

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per share and per tonnage data)
Per Share Data:
Basic earnings (loss) per common share before cumulative effect of accounting change	$(0.33)	$0.15	$(0.05)	$0.26	$1.91	$1.59	$0.37
Basic earnings (loss) per common share	(0.33)	0.15	(0.05)	0.19	1.91	1.59	0.37
Diluted earnings (loss) per common share before cumulative effect of accounting change	(0.33)	0.15	(0.05)	0.26	1.78	1.48	0.37
Diluted earnings (loss) per common share	(0.33)	0.15	(0.05)	0.19	1.78	1.48	0.37
Dividends per common share	0.2300	0.2300	0.2300	0.2300	0.2975	0.2175	0.2400

Other Financial Data:
Capital expenditures	$115,080	$123,414	$137,089	$132,427	$292,605	$243,566	$248,906

Operating Data:
Tons sold	105,519	109,455	106,691	100,634	123,060	86,077	106,868
Tons produced	100,060	104,471	99,641	93,966	115,861	87,125	105,439
Average sales price per ton	$12.72	$12.82	$13.81	$14.26	$15.50	$15.73	$17.68
Average cost of coal sales per ton	$10.19	$10.84	$11.83	$12.73	$13.31	$13.49	$15.05

(1)	Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest, included debt extinguishment costs, charges resulting from termination of hedge accounting for interest rate swaps, and mark-to-market adjustments for interest rate swap agreements.

(2)	Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The impact of adoption is reported as the cumulative effect of accounting change.

THE CONVERSION OFFER
General
      NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER ANY SHARES OF PREFERRED STOCK OR REFRAIN FROM TENDERING SHARES OF PREFERRED STOCK IN THE CONVERSION OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SHARES OF PREFERRED STOCK IN THE CONVERSION OFFER AND, IF SO, THE NUMBER OF SHARES OF PREFERRED STOCK TO TENDER. PARTICIPATION IN THE CONVERSION OFFER IS VOLUNTARY, AND YOU SHOULD CAREFULLY CONSIDER WHETHER TO PARTICIPATE. BEFORE YOU MAKE YOUR DECISION, WE URGE YOU TO CAREFULLY READ THIS OFFERING CIRCULAR IN ITS ENTIRETY, INCLUDING THE INFORMATION SET FORTH IN THE SECTION OF THIS OFFERING CIRCULAR ENTITLED “RISK FACTORS” AND THE INFORMATION INCORPORATED BY REFERENCE. WE ALSO URGE YOU TO CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS IN MAKING YOUR OWN DECISIONS ON WHAT ACTION, IF ANY, TO TAKE IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES.
Purpose and Effects of the Conversion Offer
      We are making the conversion offer as part of our ongoing strategy to reduce our fixed dividend obligations and to provide us with additional financial flexibility. Subject to the rights of any holders of shares of senior stock and parity stock, holders of shares of Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of Preferred Stock at the annual rate of 5% of the liquidation preference per share of Preferred Stock. The dividend rate currently is equivalent to $2.50 per share annually, while the dividend rate on our Common Stock currently is equivalent to $0.32 per share annually. In addition to reducing our fixed dividend obligations, we believe that the conversion offer also will allow us to reduce our overall leverage, which we expect will improve our overall credit standing.
Terms of the Conversion Offer
      We are offering to deliver a premium to holders of our Preferred Stock for each share of Preferred Stock validly tendered and accepted for conversion pursuant to the terms and subject to the conditions of the conversion offer set forth in this offering circular. The premium offered in the conversion offer is an amount of shares of Common Stock valued at $3.50, as determined by dividing (i) $3.50 by (ii) the volume-weighted average of the reported closing sales prices on the New York Stock Exchange of the Common Stock during the five trading days ending at the close of the second trading day prior to the expiration of the conversion offer, per share of validly tendered and accepted for conversion. The premium will be in addition to the number of shares of our Common Stock that you will receive in accordance with the terms of our Preferred Stock upon exercise of your conversion rights pursuant to the terms of the Preferred Stock. As of the date of this offering circular, the conversion ratio for our Preferred Stock is 2.3985 shares of our Common Stock for each share of Preferred Stock validly converted, subject to certain adjustments described in the section of this offering circular entitled “Description of Capital Stock — Preferred Stock.” If all shares of Preferred Stock that were outstanding as of November 29, 2005 were validly tendered and accepted for conversion in the conversion offer, we would issue an aggregate of approximately 6,895,510 shares of Common Stock upon conversion of those shares of Preferred Stock pursuant to the conversion terms of the Preferred Stock, plus an aggregate premium of approximately 134,522 shares of Common Stock, if the conversion offer expired on November 30, 2005.
      As of November 29, 2005, there were 2,874,926 shares of Preferred Stock outstanding. This offering circular, together with the letter of transmittal, is being sent to all beneficial owners of Preferred Stock as of November 30, 2005.

      The conversion offer is subject to the conditions described below under “— Conditions to the Conversion Offer.” We expressly reserve the right, in our sole discretion, to delay acceptance of shares of Preferred Stock tendered pursuant to the conversion offer or the payment of the premium, or to withdraw or terminate the conversion offer and not accept any shares of Preferred Stock at any time for any reason.
      Any shares of Preferred Stock that are validly tendered and accepted for conversion pursuant to the conversion offer will be retired and cancelled upon conversion. Any shares of Preferred Stock tendered but not accepted because of an invalid tender, the occurrence of certain other events set forth herein or otherwise will be credited to an account maintained at DTC designated by the participant therein who so delivered such shares of Preferred Stock, as promptly as practicable after the expiration date or the withdrawal or termination of the conversion offer.
      Shares of Preferred Stock not converted in the conversion offer will remain outstanding after the completion of the conversion offer. If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the conversion offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in shares of Preferred Stock. In addition, the New York Stock Exchange may consider de-listing any outstanding shares of Preferred Stock if, following the conversion offer, (i) the number of publicly-held outstanding shares of Preferred Stock is less than 100,000, (ii) the number of holders of outstanding shares of Preferred Stock is less than 100, (iii) the aggregate market value of the outstanding shares of Preferred Stock is less than $1 million, or (iv) for any other reason based on the suitability for the continued listing of the outstanding shares of Preferred Stock in light of all pertinent facts as determined by the New York Stock Exchange. We do not intend to reduce the number of shares of Preferred Stock accepted in the conversion offer to prevent the delisting of the Preferred Stock.
Expiration Date
      The term “expiration date” means 12:00 midnight, New York City time, on December 29, 2005. However, if we extend the period of time for which the conversion offer remains open, the term “expiration date of this conversion offer” means the latest time and date to which the conversion offer is so extended.
Settlement Date
      The settlement date in respect of any shares of Preferred Stock that are validly tendered prior to the expiration of the conversion offer is expected to be promptly following the expiration of the conversion offer.
Fractional Shares
      Fractional shares of our Common Stock will not be issued in the conversion offer. A holder otherwise entitled to a fractional share of Common Stock pursuant to the terms of the conversion offer will receive an amount of cash equal to the fraction of a share multiplied by the closing price per share of our Common Stock on the last business day immediately preceding the expiration date of the conversion offer.
Conditions to the Conversion Offer
      We will not be required to accept for conversion shares of Preferred Stock tendered pursuant to the conversion offer and may terminate or extend the conversion offer if any condition to the conversion offer is not satisfied. We may also, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of a tender offer, postpone the acceptance for conversion of shares of Preferred Stock validly tendered and not withdrawn prior to the expiration date of the conversion offer, if any one of the conditions described above is not satisfied or any one of the following conditions has occurred, and has not been waived by us in our sole discretion:

•	there is any threatened or pending action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the conversion offer, that is, or is reasonably likely to be, in our judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our judgment, prohibit, prevent, restrict or delay consummation of the conversion offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our judgment, would or might prohibit, prevent, restrict or delay consummation of the conversion offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there is or likely will be any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

•	there is:

•	any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

•	any material adverse change in the price of our Common Stock;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our judgment, might affect the extension of credit by banks or other lending institutions; or

•	a commencement or a materially significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.
      These conditions to the conversion offer are for our sole benefit and may be asserted by us in our sole discretion or may be waived by us, in whole or in part, in our sole discretion on or before the expiration date of the conversion offer, whether or not any other condition of the conversion offer also is waived and regardless of the circumstances giving rise to the failure of any such condition. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances at the time of such waiver. Any determination by us concerning the events described in this section will be final and binding upon all persons.
Extension, Delay in Acceptance, Amendment or Termination
      We expressly reserve the right to extend the conversion offer for such period or periods as we may determine in our sole discretion from time to time by giving written notice to the Conversion Agent and by making public announcement by press release prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date of the conversion offer. During any extension of the conversion offer, all shares of Preferred Stock previously tendered and not accepted for purchase will remain subject to the conversion offer and may, subject to the terms of the conversion offer, be accepted for conversion by us.
      We also expressly reserve the right, at any time or from time to time, regardless of whether or not the conditions to the conversion offer have been satisfied, subject to and in accordance with applicable law, to:

•	delay the acceptance for conversion of shares of Preferred Stock;

•	waive any condition or otherwise amend the terms of the conversion offer in any respect prior to the expiration of the conversion offer, by giving written notice of such waiver or amendment to the conversion agent; or

•	terminate or withdraw the conversion offer, by giving written notice of such termination or withdrawal to the Conversion Agent.
      Other than an extension of the conversion offer, we are not aware of any circumstance that would cause us to delay acceptance of any validly tendered share of Preferred Stock.
      If we make a material change in the terms of the conversion offer or the information concerning the conversion offer, or waive a material condition of the conversion offer, we will promptly disseminate disclosure regarding the changes to the conversion offer and extend the conversion offer, if required by law, to ensure that the conversion offer remains open for a minimum of five business days from the date we disseminate disclosure regarding the changes.
      If we make a change in the number of shares of Preferred Stock sought or the amount of consideration offered in the conversion offer, we will promptly disseminate disclosure regarding the changes and extend the conversion offer, if required by law, to ensure that the conversion offer remains open for a minimum of ten business days from the date we disseminate disclosure regarding the changes.
      Any waiver, amendment or modification will apply to all shares of Preferred Stock tendered, regardless of when or in what order such shares of Preferred Stock were tendered. Any extension, amendment or termination will be followed promptly by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the conversion offer.
      Except as set forth above or as otherwise required by law, without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.
      We expressly reserve the right, in our sole discretion, to terminate the conversion offer if any of the conditions set forth above in the second paragraph under “— Conditions to the Conversion Offer” shall have occurred. Any such termination will be followed promptly by a public announcement of such termination. In addition, if we terminate the conversion offer, we will give immediate notice thereof to the Conversion Agent. If the conversion offer is terminated, withdrawn or otherwise not completed, the consideration will not be paid or become payable to you, even if you have validly tendered shares of Preferred Stock in connection with the conversion offer, and any shares of Preferred Stock you have tendered that we have not accepted for conversion will be returned promptly to you.
Procedures for Tendering Shares of Preferred Stock
      The outstanding shares of Preferred Stock are represented by a global certificate registered in the name of DTC. DTC is the only registered holder of the Preferred Stock. DTC facilitates the clearance and settlement of transactions through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Persons that are not participants beneficially own the Preferred Stock only through DTC participants.

How to tender if you are a beneficial owner but not a DTC participant.
      If you beneficially own Preferred Stock through an account maintained by a broker, dealer, commercial bank, trust company or other DTC participant and you desire to tender shares of Preferred Stock, you should contact your DTC participant promptly and instruct it to tender your Preferred Stock on your behalf.

How to tender if you are a DTC participant.
      To participate in the conversion offer, a DTC participant must:

•	comply with the automated tender offer program procedures of DTC described below; or

•	(i) complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; (ii) have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

(iii) mail or deliver the letter of transmittal or facsimile to the Conversion Agent prior to the expiration date of the conversion offer.

      In addition, either:

•	the Conversion Agent must receive, prior to the expiration date of the conversion offer, a properly transmitted agent’s message; or

•	the Conversion Agent must receive, prior to the expiration date of the conversion offer, a timely confirmation of book-entry transfer of such Preferred Stock into the Conversion Agent’s account at DTC according to the procedure for book-entry transfer described below and the letter of transmittal and other documents required by the letter of transmittal.
      To be validly tendered, the Conversion Agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the cover page of the letter of transmittal prior to the expiration date of the conversion offer.
      The tender by a holder that is not withdrawn prior to our acceptance of the tender will constitute a binding agreement between the holder and us in accordance with the terms and subject to the conditions described in this offering circular and in the letter of transmittal.
      The method of delivery of the letter of transmittal and all other required documents to the Conversion Agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the Conversion Agent before the expiration date of the conversion offer. You should not send the letter of transmittal to us.

Signatures and signature guarantees.
      If you are using a letter of transmittal or notice of withdrawal (as described below), you must have signatures guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act. In addition, such entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. Signature guarantees are not required, however, if the Preferred Stock is tendered for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

Tendering through DTC’s automated tender offer program.
      The Conversion Agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program (ATOP) to tender. DTC participants may, instead of physically completing and signing the letter of transmittal and delivering it to the Conversion Agent, transmit an acceptance of the conversion offer electronically. DTC participants may do so by causing DTC to transfer the Preferred Stock to the Conversion Agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the Conversion Agent.
      The term “agent’s message” means a message transmitted by DTC, received by the Conversion Agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a DTC participant in its automated tender offer program that it is tendering shares of Preferred Stock that are the subject of such book-entry confirmation;

•	such DTC participant has received and agrees to be bound by the terms of the letter of transmittal; and

•	the agreement may be enforced against such DTC participant.

Determination of Validity
      We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered shares of Preferred Stock. We reserve the absolute right to reject any and all shares of Preferred Stock not validly tendered or any shares of Preferred Stock whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities either before or after the expiration date of the conversion offer. Our interpretation of the terms and conditions of the conversion offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of shares of Preferred Stock must be cured within a time period that we will determine. Neither we, the Conversion Agent nor any other person will have any duty to give notification of any defects or irregularities nor will any of them incur any liability for failure to give such notification. Tenders of shares of Preferred Stock will not be considered to have been made until any defects or irregularities have been cured or waived. Any shares of Preferred Stock received by the Conversion Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Conversion Agent to the tendering owners, via the facilities of DTC, as soon as practicable following the expiration date of the conversion offer.
Withdrawals of Tenders
      You may validly withdraw shares of Preferred Stock that you tender at any time prior to the expiration date of the conversion offer, which is 12:00 midnight, New York City time, on December 29, 2005, unless we extend it. In addition, if not previously returned, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for conversion before January 30, 2006, which is 40 business days from the commencement of the conversion offer. For a withdrawal of shares of Preferred Stock to be effective, you must comply with the appropriate procedures of DTC’s ATOP system prior to the expiration date or, if not accepted by us before January 30, 2006, the 40th business day after the commencement of the conversion offer. Any notice of withdrawal must identify the shares of Preferred Stock to be withdrawn, including the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC.
      If we extend the conversion offer, are delayed in our acceptance of the shares of Preferred Stock for conversion or are unable to accept shares of Preferred Stock pursuant to the conversion offer for any reason, then, without prejudice to our rights under the conversion offer, the Conversion Agent may retain tendered shares of Preferred Stock, and such shares of Preferred Stock may not be withdrawn except as otherwise provided in this offering circular, subject to provisions under the Exchange Act that provide that an issuer making an conversion offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the conversion offer.
      All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any shares of Preferred Stock withdrawn will be deemed not to have been validly tendered for purposes of the conversion offer, and no shares of Preferred Stock will be converted unless the shares of Preferred Stock so withdrawn are validly re-tendered. Any shares of Preferred Stock that have been tendered but which are effectively withdrawn will be credited by the Conversion Agent to the appropriate account at DTC without expense to the withdrawing person as soon as practicable after withdrawal. Properly withdrawn shares of Preferred Stock may be re-tendered by following the procedures described above under “— Procedures for Tendering Shares of Preferred Stock” at any time prior to the expiration date of the conversion offer.
Acceptance; Conversion of Shares of Preferred Stock
      We will issue Common Stock (including the additional shares of Common Stock representing the conversion premium), and cause it to be delivered, upon the terms of the conversion offer and applicable law upon conversion of shares of Preferred Stock validly tendered in the conversion offer promptly after the expiration date of the conversion offer and our acceptance of the validly tendered Preferred Stock. For purposes of the conversion offer, we will be deemed to have accepted for conversion validly tendered shares of

Preferred Stock or defectively tendered shares of Preferred Stock with respect to which we have waived such defect, when, as and if we give written notice of such acceptance to the Conversion Agent. We will pay for Preferred Stock accepted for conversion by us pursuant to the conversion offer by depositing the Common Stock with the Conversion Agent. The Conversion Agent will act as your agent for the purpose of receiving Common Stock from us and transmitting such Common Stock to you. Shares of Preferred Stock will be cancelled upon conversion.
      In all cases, issuance of shares of Common Stock for shares of Preferred Stock accepted for conversion by us pursuant to the conversion offer will be made as soon as practicable after the expiration date of the conversion offer and assuming receipt by the Conversion Agent of:

•	timely confirmation of a book-entry transfer of the shares of Preferred Stock into the Conversion Agent’s account at DTC, pursuant to the procedures set forth in “— Procedures for Tendering shares of Preferred Stock” above;

•	a properly transmitted agent’s message; and

•	any other documents required by the letter of transmittal.
Return of Unaccepted Shares of Preferred Stock
      Any tendered shares of Preferred Stock that are not accepted for conversion by us will be returned without expense to their tendering holder. Such non-converted shares of Preferred Stock will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the conversion offer.
Compliance With State Securities Laws
      We are making the conversion offer to all holders of outstanding shares of Preferred Stock. We are not aware of any jurisdiction in which the making of the conversion offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the conversion offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the conversion offer will not be made to, nor will tenders of shares of Preferred Stock be accepted from or on behalf of, the holders of shares of Preferred Stock residing in any such jurisdiction.
Foreign Securities Laws Matters
      No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our shares of Common Stock, or the possession, circulation or distribution of this offering circular or any other material relating to us or our shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, our shares of Common Stock may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with our shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
      This offering circular does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this offering circular comes are advised to inform themselves about and to observe any restrictions relating to this conversion offer, the distribution of this offering circular, and the resale of the shares of Common Stock.
Fees and Expenses
      We will bear the fees and expenses of soliciting tenders for the conversion offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone or in person by the officers and regular employees of ours and those of our affiliates. We will also pay the Information Agent and the Conversion Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify the Information Agent and the Conversion Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.
Brokerage Commissions
      You are not required to pay any brokerage commissions to the Information Agent, the Conversion Agent or us. If your shares of Preferred Stock are held through a broker or other nominee who tenders shares of Preferred Stock on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.
Transfer Taxes
      Holders who tender their shares of Preferred Stock for conversion in the conversion offer generally should not be obligated to pay any transfer taxes. However, if transfer tax would apply to the conversion offer, then the amount of any transfer taxes, whether imposed on the registered owner or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.
No Appraisal Rights
      No appraisal or dissenters’ rights are available to holders of shares of Preferred Stock under applicable law in connection with the conversion offer.
Accounting Treatment
      As consideration for participation in the conversion offer, we will deliver a premium payable in shares of our Common Stock. We will record as a decrease to stockholders’ equity the fair value of the fees and expenses incurred by us in connection with the conversion offer. The excess of the fair value of the number of shares of our Common Stock issued upon conversion of Preferred Stock in the conversion offer over the fair value of the number of shares of Common Stock issuable pursuant to the conversion terms of the Preferred Stock will be subtracted from net earnings to arrive at net earnings available to common stockholders in the calculation of earnings per share.
Subsequent Repurchases of Shares of Preferred Stock
      Whether or not the conversion offer is consummated, we or our affiliates may from time to time acquire shares of Preferred Stock, other than pursuant to the conversion offer, through open market purchases, privately negotiated transactions, tender offers, conversion offers or otherwise, upon such terms and at such prices as we may determine, which may be greater or less than the value of the shares of Common Stock to be paid for each share of Preferred Stock validly tendered and accepted pursuant to the conversion offer and could be for cash or other consideration, including shares of our Common Stock.

COMPARISON OF RIGHTS OF HOLDERS OF OUR PREFERRED STOCK
AND HOLDERS OF OUR COMMON STOCK
      The following is a description of the material differences between the rights of holders of our Preferred Stock and holders of our Common Stock. This summary may not contain all of the information that is important to you. You should carefully read this entire offering circular, including the documents incorporated by reference, for a more complete understanding of the differences between being a holder of shares of Preferred Stock and a holder of shares of our Common Stock.
Ranking
      In any liquidation, dissolution or winding up of Arch Coal, our Common Stock would rank below all claims against Arch Coal of holders of any of our indebtedness or senior stock, including our Preferred Stock. As a result, holders of our Common Stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of Arch Coal until after our obligations to holders of senior claims, including obligations to holders of our Preferred Stock, have been satisfied in full.
      Upon any voluntary or involuntary liquidation, dissolution or winding up Arch Coal resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of Preferred Stock will be entitled to payment out of our assets available for distribution an amount equal to the liquidation preference per share of the Preferred Stock held by that holder, plus all accrued and unpaid dividends, on those shares to the date of that liquidation, dissolution or winding up, before any distribution is made on any junior stock, including our Common Stock, but after any distributions on any of our indebtedness or senior stock. See “Description of Capital Stock — 5% Perpetual Cumulative Convertible Preferred Stock — Liquidation Preference.”
Dividends
      The payment of dividends with respect to our Common Stock, if any, and the amount of such dividends depends upon matters deemed relevant by our Board of Directors on a quarterly basis, such as our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by law, credit agreements or senior securities, and other factors deemed relevant and appropriate.
      We pay quarterly cumulative cash dividends on outstanding shares of our Preferred Stock at the annual rate of 5% of the liquidation preference of $50.00 per share, or $0.625 per quarter. These dividends are payable when, as and if declared by our Board of Directors, out of funds legally available. Accumulated unpaid dividends, if any, accrue and cumulate at the annual rate of 5%. See “Description of Capital Stock — 5% Perpetual Cumulative Convertible Preferred Stock — Dividends.”
Listing
      Our Common Stock is listed on the New York Stock Exchange under the symbol “ACI.” Our Preferred Stock is listed on the New York Stock Exchange under the symbol “ACI-P.”
Voting Rights
      Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
      Except as required under Delaware law, holders of our Preferred Stock are only entitled to the voting rights in their respective capacities as holders of our Preferred Stock in limited circumstances. See “Description of Capital Stock — 5% Perpetual Cumulative Convertible Preferred Stock — Voting Rights.”
Conversion
      Each share of the Preferred Stock is convertible at any time and from time to time, into fully paid and nonassessable shares of our Common Stock. The Preferred Stock is convertible at an initial conversion price of

$20.8463 per share, subject to adjustments as provided under “Description of Capital Stock — 5% Perpetual Cumulative Convertible Preferred Stock — Adjustments to the Conversion Price”. The number of shares of our Common Stock deliverable upon conversion of a share of the Preferred Stock, commonly referred to as the conversion ratio, is 2.3985 as of the date of this offering circular, which represents the liquidation preference divided by the initial conversion price. Our Common Stock is not convertible into any other security.
DESCRIPTION OF CAPITAL STOCK
Common Stock
      Under our Amended and Restated Certificate of Incorporation, we are authorized to issue up to 100,000,000 shares of our Common Stock. As of September 30, 2005, we had 63,777,908 shares of Common Stock issued and outstanding and had reserved an aggregate of 6,895,688 additional shares of Common Stock for issuance upon conversion of outstanding preferred stock and an aggregate of 2,388,768 additional shares of Common Stock for issuance under our various stock compensation plans.
      The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following:

•	the Delaware General Corporation Law, as it may be amended from time to time;

•	our Amended and Restated Certificate of Incorporation, as it may be amended or restated from time to time; and

•	our bylaws, as they may be amended or restated from time to time.
      Dividends. The holders of our Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available for their payment subject to the rights of holders of our preferred stock.
      Voting Rights. The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.
      Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of our outstanding preferred stock, including our Preferred Stock, have received their liquidation preferences in full.
      Miscellaneous. The outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock are not entitled to preemptive or redemption rights. Shares of Common Stock are not convertible into shares of any other class of capital stock. American Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.
Preferred Stock
      Our Board of Directors determines the rights, qualification, restrictions and limitations relating to each series of our preferred stock at the time of issuance. Our Amended and Restated Certificate of Incorporation authorizes our Board of Directors, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series, of which 7,125,000 shares remain available for designation and issuance as of November 29, 2005, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series, except that the holders of preferred stock:

•	will not be entitled to more than the lesser of one vote per $100 of liquidation value or one vote per share when voting as a class with the holders of shares of other capital stock; and

•	will not be entitled to vote on any matter separately as a class, except to the extent required by law or as specified with respect to each series with respect to any amendment or alteration of the provisions of the certificate of incorporation that would adversely affect the powers, preferences or special rights of the applicable series of preferred stock, or our failure to pay dividends on any series of preferred stock in full for any six quarterly dividend payment periods, whether or not consecutive, in which case the number of directors may be increased by two and the holders of outstanding shares of preferred stock then similarly entitled will be entitled to elect the two additional directors until full accumulated dividends on all of those shares of preferred stock have been paid.

      As of November 29, 2005, 2,875,000 shares of preferred stock have been designated as Preferred Stock, 2,874,926 of which are issued and outstanding. Shares of our Preferred Stock do, and shares of our other preferred stock may, have dividend, redemption, voting and liquidation rights taking priority over our Common Stock, and shares of Preferred Stock are, and shares of our other preferred stock may be, convertible into our Common Stock. We may amend from time to time our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of preferred stock. We also may designate additional shares of preferred stock as Preferred Stock.

5% Perpetual Cumulative Convertible Preferred Stock
      The following section describes all material terms of the Preferred Stock, but does not purport to be complete and is subject to and qualified in its entirety by reference to the certificate of designations relating to the Preferred Stock, which is incorporated by reference to Exhibit 3 to our Form 8-A filed with the SEC on March 5, 2003. That Form 8-A is incorporated by reference in this offering circular and is available by the means described in the section of this offering circular entitled “Where You Can Find More Information.”
      General. As of November 29, 2005, 2,874,926 shares of our Preferred Stock were issued and outstanding. The holders of the shares of Preferred Stock have no preemptive rights or preferential rights to purchase or subscribe for stock, obligations, warrants or any other of our securities.
      Ranking. The Preferred Stock, with respect to dividend rights and upon liquidation, winding up and dissolution, ranks:

•	junior to all our existing and future liabilities and obligations, whether or not for borrowed money;

•	junior to “senior stock,” which is each class or series of our capital stock that has terms which expressly provide that such class will rank senior to our Preferred Stock;

•	on a parity with “parity stock,” which is each class or series of our capital stock that has terms which expressly provide that such class or series will rank on a parity with our Preferred Stock;

•	senior to “junior stock,” which is our Common Stock and each class or series of our capital stock that has terms which do not expressly provide that such class or series will rank senior to or on a parity with our Preferred Stock; and

•	effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.
      The term “senior stock” includes warrants, rights, calls or options exercisable for or convertible into that type of stock.
      As of September 30, 2005, we had outstanding approximately $2.2 billion of consolidated liabilities, of which $1.5 billion were liabilities of our subsidiaries, and no senior stock.
      Dividends. Holders of the shares of Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of the Preferred Stock at the annual rate of 5% of the liquidation preference per share of Preferred Stock. The current annual dividend rate is $2.50 per share. The right of holders of the shares of Preferred Stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.

      Dividends are payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends accrue from the most recent date as to which dividends will have been paid. Dividends are payable to holders of record as they appear in our stock records at the close of business on January 16, April 16, July 16 and October 16 of each year or on a record date which may be fixed by our Board of Directors and which will be not more than 60 days and not less than 10 days before the applicable quarterly dividend payment date.
      We will pay dividends on the Preferred Stock on a dividend payment date, unless:

•	we do not have funds legally available for such payment; or

•	we are subject to contractual restrictions that prevent us from making the payment.
      Dividends are cumulative from each quarterly dividend payment date, whether or not we have funds legally available for the payment of those dividends. Accumulated unpaid dividends accrue and cumulate dividends at the annual rate of 5% and are payable in the manner provided above.
      Dividends payable on shares of the Preferred Stock for any period shorter than a full quarterly period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on shares of the Preferred Stock are payable in cash.
      No dividends may be declared or paid or funds set apart for the payment of dividends on the Preferred Stock or any series of parity stock for any period unless full, cumulative dividends have been paid, or funds set apart for such payment, on any outstanding shares of senior stock. No full dividends may be declared or paid or funds set apart for the payment of dividends on any parity stock for any period unless full cumulative dividends shall have been paid or set apart for such payment on the Preferred Stock. If the funds available for the payment of dividends are insufficient to pay in full the cumulative dividends payable on all outstanding shares of the Preferred Stock and any series of parity stock, the total available funds to be paid in partial dividends shall be divided among the Preferred Stock and such other parity stock pro rata in proportion to the aggregate amount of cumulative dividends accrued and unpaid with respect to the Preferred Stock and such parity stock.
      Except as described in the next sentence, we may not (1) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or (2) redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, unless we have paid or set apart funds for the payment of all accrued and unpaid dividends with respect to the shares of the Preferred Stock and any parity stock at the time those dividends are payable. However, we may (a) declare and pay dividends on junior stock which are payable solely in shares of junior stock or by the increase in the liquidation value of junior stock and (b) redeem, purchase or otherwise acquire junior stock or parity stock in exchange for consideration consisting of parity stock or junior stock, in the case of parity stock, or junior stock, in the case of junior stock.
      Holders of the Preferred Stock do not have any right to receive dividends that we may declare on our Common Stock. The right to receive dividends declared on our Common Stock will be realized only after conversion of such holder’s shares of the Preferred Stock into shares of our Common Stock.
      Provisional Redemption. We may not redeem any shares of Preferred Stock before January 31, 2008. On or after January 31, 2008, we may redeem any or all shares of the Preferred Stock at a redemption price equal to the liquidation preference per share, plus accrued and unpaid dividends, to the date of redemption, only if the closing price of our Common Stock shall have exceeded 120% of the conversion price then in effect (approximately $25.0156 based on the conversion price as of the date of this offering circular) for at least 20 trading days in any consecutive 30-trading-day period ending on the trading day prior to the date of mailing of the notice of redemption.
      In the event of provisional redemption, we will send a written notice by first class mail to each holder of record of the Preferred Stock at such holder’s registered address, not fewer than 30 nor more than 60 days prior to the redemption date. If we give notice of redemption, then, by 12:00 p.m., New York City time, on the redemption date, to the extent funds are legally available, we shall, with respect to:

•	shares of the Preferred Stock held by DTC or its nominees, deposit or cause to be deposited, irrevocably with DTC funds sufficient to pay the redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to holders of such shares of the Preferred Stock; and

•	shares of the Preferred Stock held in certificated form, deposit or cause to be deposited, irrevocably with the transfer agent funds sufficient to pay the redemption price and will give the transfer agent irrevocable instructions and authority to pay the redemption price to holders of such shares of the Preferred Stock upon surrender of their certificates evidencing their shares of the Preferred Stock.
      If on the redemption date DTC and the transfer agent hold money sufficient to pay the redemption price for the shares of Preferred Stock delivered for redemption in accordance with the terms of the certificate of designations, dividends will cease to accrue on those shares of the Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.
      Payment of the redemption price for shares of the Preferred Stock is conditioned upon book-entry transfer of or physical delivery of certificates representing the Preferred Stock, together with necessary endorsements, to the transfer agent at any time after delivery of the redemption notice. Payment of the redemption price for the Preferred Stock will be made (i) if book-entry transfer of or physical delivery of the Preferred Stock has been made by or on the redemption date, on the redemption date, or (ii) if book-entry transfer of or physical delivery of the Preferred Stock has not been made by or on such date, at the time of book-entry transfer of or physical delivery of the Preferred Stock.
      If the redemption date falls after a dividend payment record date and before the related dividend payment date, holders of the shares of Preferred Stock at the close of business on that dividend payment record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date. However, the redemption price payable on such redemption date will include only the liquidation preference, plus unpaid dividends, if any, which have not been declared, but will not include any amount in respect of dividends declared and payable on the next dividend payment date.
      In the case of any partial redemption, we will select the shares of Preferred Stock to be redeemed on a pro rata basis, by lot or any other method that we, in our discretion, deem fair and appropriate. However, we may redeem all of the shares held by holders of fewer than 100 shares or who would hold fewer than 100 shares as a result of the redemption.
      Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of Arch Coal resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of the Preferred Stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of the Preferred Stock held by that holder, plus all accrued and unpaid dividends, on those shares to the date of that liquidation, dissolution, winding up, before any distribution is made on any junior stock, including our Common Stock, but after any distributions on any of our indebtedness or senior stock. After payment in full of the liquidation preference and all accrued and unpaid dividends to which holders of shares of the Preferred Stock are entitled, holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Arch Coal, the amounts payable with respect to shares of the Preferred Stock and all other parity stock are not paid in full, holders of shares of the Preferred Stock and holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and all accrued and unpaid dividends to which each such holder is entitled.
      Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.

      We are not required to set aside any funds to protect the liquidation preference of the shares of Preferred Stock, although the liquidation preference will be substantially in excess of the par value of the shares of the Preferred Stock.
      Voting Rights. Except as required under Delaware law, holders of the shares of Preferred Stock are only entitled to the following voting rights:

(1) the affirmative vote of holders of at least two-thirds of the outstanding shares of the Preferred Stock, voting as a single class, in person or by proxy, at a special meeting called for the purpose, or by written consent in lieu of meeting, is required to

(a) amend, whether by merger, consolidation, combination, reclassification or otherwise, any provisions of (i) our Amended and Restated Certificate of Incorporation or (ii) the certificate of designations, if the amendment would alter or change the powers, preferences or rights of the Preferred Stock so as to adversely affect the holders thereof, including, without limitation, the creation of, or increase in the authorized number of, shares of any class or series of senior stock; or

(b) issue shares of senior stock;
provided, however, that any such amendment that decreases the dividend payable on, or the liquidation preference of, the Preferred Stock requires the affirmative vote of the holders of all of the outstanding shares of the Preferred Stock, at a meeting of holders of the Preferred Stock duly called for such purpose, or the written consent in lieu of meeting.

(2) if at any time the equivalent of six quarterly dividends payable on the shares of the Preferred Stock are accrued and unpaid, whether or not consecutive and whether or not declared, holders of all outstanding shares of the Preferred Stock, together with the holders of any other series of our preferred stock in similar circumstance, voting together as a single class without regard to series, are entitled to elect two directors to serve until accumulated dividends have been paid in full.
      With respect to any matter on which holders of the Preferred Stock are entitled to vote as a separate class, each share of Preferred Stock is entitled to one vote. With respect to any matter on which holders of the Preferred Stock are entitled to vote with holders of shares of other capital stock, the voting will be governed by the provisions of our Amended and Restated Certificate of Incorporation.
      Notwithstanding the foregoing, any increase in the authorized number of shares of our Common Stock, the Preferred Stock or the creation, authorization or issuance of any other class or series of junior stock or parity stock, or any increase, decrease or change in the par value of any class or series of capital stock, including the Preferred Stock, will not be deemed to be an amendment that alters or changes the powers, preferences or rights of the Preferred Stock so as to adversely affect holders thereof.

Conversion Rights.
      General. Each share of the Preferred Stock is convertible at any time and from time to time, on or after the occurrence of the conversion triggering events described below and prior to 5:00 p.m., New York City time, on the business day immediately preceding a redemption date, at the option of the holder, into fully paid and nonassessable shares of our Common Stock. The Preferred Stock is convertible at an initial conversion price of $20.8463 per share, subject to adjustments as provided under “— Adjustments to the Conversion Price.” The number of shares of our Common Stock deliverable upon conversion of a share of the Preferred Stock, commonly referred to as the conversion ratio, is 2.3985, which represents the liquidation preference divided by the initial conversion price.
      Assuming all shares of Preferred Stock issued and outstanding as of November 29, 2005 are converted at the initial conversion price, we would issue approximately 6,895,510 shares, representing approximately 9.8% of our Common Stock outstanding as of September 30, 2005, after giving effect to the conversion.
      A holder of shares of the Preferred Stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the transfer agent, as may be designated by our Board of Directors, the certificate or certificates for those shares of the Preferred Stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions of this section and specifying the name or names in which the holder wishes the certificate or certificates for shares of Common Stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of the Preferred Stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and nonassessable full shares of our Common Stock to which the holder, or the holder’s transferee, of shares of the Preferred Stock being converted will be entitled and (b) if less than the full number of shares of the Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of the Preferred Stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of Common Stock and accrued and unpaid dividends with respect to the shares of the Preferred Stock being converted, and the person entitled to receive the shares of Common Stock will be treated for all purposes as having become the record holder of those shares of Common Stock at that time.
      If a holder of shares of the Preferred Stock exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to accrue dividends as of the end of the day immediately preceding the date of conversion. However, holders of shares of the Preferred Stock who convert their shares into our Common Stock will not be entitled to, nor will the conversion price be adjusted for, any accrued dividends for the dividend period in which they convert their shares. A holder of shares of the Preferred Stock who converts shares will continue to be entitled to receive all accrued and unpaid dividends which the holder is entitled to receive through the last preceding dividend payment date, and those accrued and unpaid dividends will be payable by us as and when those dividends are paid to any holders or, if none, on the date which would have been the next succeeding dividend payment date had there been any holders or at a later time when we believe we have adequate available capital under applicable law to make such a payment. Accordingly, shares of the Preferred Stock surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of shares of the Preferred Stock on a dividend payment record date who converts such shares into shares of our Common Stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of the Preferred Stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of the Preferred Stock for conversion.
      Notwithstanding the foregoing, if shares of the Preferred Stock are converted during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date and we have called such shares of the Preferred Stock for redemption, the holder who tenders such shares for conversion will receive the dividend payable on such dividend payment date and need not include payment of the amount of such dividend upon surrender of shares of the Preferred Stock for conversion.
      In case any shares of the Preferred Stock are to be redeemed, the right to convert those shares of the Preferred Stock will terminate at 5:00 p.m., New York City Time, on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.
      In connection with the conversion of any shares of the Preferred Stock, no fractions of shares of Common Stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price of our Common Stock on the date the shares of

Preferred Stock are surrendered for conversion. If more than one share of the Preferred Stock will be surrendered for conversion by the same holder at the same time, the number of full shares of Common Stock issuable on conversion of those shares will be computed on the basis of the total number of shares of the Preferred Stock so surrendered.
      We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of the Preferred Stock a number of our authorized but unissued shares of Common Stock that will from time to time be sufficient to permit the conversion of all outstanding shares of the Preferred Stock.
      Before the delivery of any securities which we will be obligated to deliver upon conversion of the Preferred Stock, we will comply with all applicable federal and state laws and regulations which require action to be taken by us. All shares of Common Stock delivered upon conversion of the Preferred Stock will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.
      Our rights plan provides that each share of Common Stock issued upon conversion of the Preferred Stock at any time prior to the distribution of separate certificates representing our rights will be entitled to receive such rights. There shall not be any adjustment to the conversion privilege or conversion price as a result of such rights, the distribution of separate certificates representing rights, the exercise or redemption of such rights in accordance with any such rights, or the termination or invalidation of such rights. See “— Preferred Stock Purchase Rights” below.
      Events Triggering Conversion Rights. A holder’s right to convert its shares of the Preferred Stock arises only upon the occurrence of the events specified in this section.
      Conversion Rights Based on Trading Price of Our Common Stock. If the closing sale price of our Common Stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of any calendar quarter, beginning with the quarter ending March 31, 2003, is more than 110% of the Preferred Stock conversion price in effect on the last day of such quarter (approximately $22.9309 based on the initial conversion price), then, holders may surrender their shares of the Preferred Stock for conversion into shares of our Common Stock; if the foregoing condition is satisfied, then the Preferred Stock is convertible at any time at the option of the holder.
      Conversion Rights Based on Trading Price of the Preferred Stock. If in any 10 consecutive trading-day period the average of the trading prices of the Preferred Stock for that 10 trading-day period was less than 103% of the average conversion value for the Preferred Stock during that 10 trading-day period, then on and after the first day following that 10 trading-day period, holders may surrender their shares of the Preferred Stock for conversion into shares of our Common Stock at any time at their option. If the Preferred Stock become convertible pursuant to this paragraph, it will remain convertible regardless of future changes in the trading price of the Preferred Stock.
      For purposes of the preceding paragraph, the conversion value of the Preferred Stock is equal to the product of the closing sale price for shares of our Common Stock on a given day multiplied by the then current conversion rate, which is the number of shares of Common Stock issuable upon conversion of each share of the Preferred Stock. The trading price of the Preferred Stock on any date of determination is the average of the secondary market bid quotations per share of the Preferred Stock obtained by us or a calculation agent for 30,000 shares of the Preferred Stock at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, provided that if at least two such bids cannot reasonably be obtained by us or the calculation agent, but one such bid is obtained, then this one bid shall be used.
      Conversion Rights Upon Notice of Redemption. A holder may surrender for conversion any or all shares of Preferred Stock that have been called for redemption at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the date of redemption, even if the Preferred Stock is not otherwise convertible at that time.

      Conversion Rights Upon Occurrence of Specified Corporate Transactions. If we are party to a fundamental change as defined under “— Adjustments to the Conversion Price” below or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, a holder may surrender for conversion any or all of its shares of Preferred Stock at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. At the effective date, the right to convert a share of Preferred Stock into Common Stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of our company or another person, which the holder would have received if the holder had converted the holder’s Preferred Stock immediately prior to the transaction. If such transactions also constitute a change in control, the holder may instead require us to purchase all or a portion of such holder’s shares of Preferred Stock as described under “— Change in Control.”
      Adjustments to the Conversion Price. The conversion price is subject to adjustment from time to time as follows:

(1) Stock splits and combinations. In case we, at any time or from time to time after the issuance date of the shares of Preferred Stock:

•	subdivide or split the outstanding shares of our Common Stock;

•	combine or reclassify the outstanding shares of our Common Stock into a smaller number of shares; or

•	issue by reclassification of the shares of our Common Stock any shares of our capital stock, then, and in each such case, the conversion price in effect immediately prior to that event or the record date therefor, whichever is earlier, will be adjusted so that the holder of any shares of Preferred Stock thereafter surrendered for conversion will be entitled to receive the number of shares of our Common Stock or of our other securities which the holder would have owned or have been entitled to receive after the occurrence of any of the events described above, had those shares of Preferred Stock been surrendered for conversion immediately before the occurrence of that event or the record date therefor, whichever is earlier.

(2) Stock dividends in Common Stock. In case we, at any time or from time to time after the issuance date of the Preferred Stock, pay a dividend or make a distribution in shares of our Common Stock on any class of our capital stock other than dividends or distributions of shares of Common Stock or other securities with respect to which adjustments are provided in paragraph (1) above, the conversion price will be adjusted by multiplying:

•	the conversion price immediately prior to the record date fixed for determination of stockholders entitled to receive the dividend or distribution by

•	a fraction, the numerator of which will be the number of shares of Common Stock outstanding at the close of business on that record date and the denominator of which will be the sum of that number of shares and the total number of shares issued in that dividend or distribution.

(3) Issuance of rights or warrants. In case we issue to all holders of our Common Stock rights or warrants entitling those holders to subscribe for or purchase our Common Stock at a price per share less than the current market price, the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive those rights or warrants will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the sum of the number of shares of our Common Stock outstanding at the close of business on that record date and the number of shares of Common Stock that the aggregate offering price of the total number of shares of our Common Stock so offered for subscription or purchase would purchase at the current market price and the denominator of which is the sum of the number of shares of Common Stock outstanding at the close of business on that record date and the number of additional shares of our Common Stock so offered for subscription or purchase.

For purposes of this paragraph (3), the issuance of rights or warrants to subscribe for or purchase securities convertible into shares of our Common Stock will be deemed to be the issuance of rights or warrants to purchase shares of our Common Stock issuable upon conversion of those securities at an aggregate offering price equal to the sum of the aggregate offering price of those securities and the minimum aggregate amount, if any, payable upon exercise or conversion of those securities into shares of our Common Stock. This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, the current market price of our Common Stock means the average of the closing sale prices of our Common Stock for the five consecutive trading days selected by our Board of Directors beginning not more than 10 trading days before, and ending not later than the date immediately preceding the record date for the relevant event.

(4) Distribution of indebtedness, securities or assets. In case we distribute to all holders of our Common Stock, whether by dividend or in a merger, amalgamation or consolidation or otherwise, evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets (other than Common Stock, rights or warrants referred to in paragraph (3) above, a dividend or distribution payable exclusively in cash, shares of capital stock or similar equity interests in the case of a spin-off, as described in the next succeeding paragraph, and other than as a result of a fundamental change described in paragraph (5) below), the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the current market price of our Common Stock and the denominator of which is the current market price of the Common Stock plus the fair market value, as determined by our Board of Directors, whose determination in good faith will be conclusive, of the portion of those evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed applicable to one share of Common Stock.
This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, current market price of our Common Stock means the average of the closing sale prices of our Common Stock for the first 10 trading days from, and including, the first day that the Common Stock trades after such distribution has occurred.
      In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a spin-off, the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the current market price of our Common Stock and the denominator of which is the current market price of the Common Stock plus the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of Common Stock.
      The adjustment to the conversion price under the preceding paragraph will occur at the earlier of:

•	the tenth trading day from, and including, the completion date of the spin-off and

•	the date of the completion of the initial public offering of the securities being distributed in the spin-off, if that initial public offering is effected simultaneously with the spin-off.
      For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash. In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our Common Stock means the average of the closing sale prices of those securities over the first 10 trading days after the completion date of the spin-off. Also, for purposes of a spin-off, the current market price of our Common Stock means the average of the closing sale prices of our Common Stock over the first 10 trading days after the completion date of the spin-off.
      If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our Common Stock means the closing sale price of our Common Stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

(5) Fundamental changes. For purposes of this paragraph (5), the term fundamental change means any transaction or event, including any merger, consolidation, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation, in which all or substantially all outstanding shares of our Common Stock are converted into or exchanged for stock, other securities, cash or assets. If a fundamental change occurs, the holder of each share of the Preferred Stock outstanding immediately before that fundamental change occurred that remains outstanding after the fundamental change will have the right upon any subsequent conversion to receive, out of funds legally available, to the extent required by applicable law, the kind and amount of stock, other securities, cash and assets that holder would have received if that share had been converted immediately prior to the fundamental change.

(6) Self-tender. In case we or any of our subsidiaries engage in a tender or exchange offer for all or any portion of our Common Stock that will expire, and such tender or exchange offer, as amended upon the expiration thereof, will require the payment to stockholders of consideration per share of Common Stock having a fair market value, as determined by the Board of Directors, whose determination in good faith will be conclusive, that as of the last time, that we refer to as the expiration time, tenders or exchanges may be made pursuant to such tender or exchange offer, as it may be amended, exceeds the closing sale price per share of Common Stock as of the trading day next succeeding the expiration time, the conversion price shall be decreased so that it will equal the price determined by multiplying the conversion price in effect immediately prior to the expiration time by a fraction the numerator of which will be the number of shares of Common Stock outstanding, including any tendered or exchanged shares, at the expiration time multiplied by the closing sale price per share of Common Stock as of the trading day next succeeding the expiration time and the denominator of which will be the sum of:

•	the fair market value, determined as described above, of the aggregate consideration payable to stockholders based on the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of all shares of Common Stock validly tendered or exchanged and not withdrawn as of the expiration time, the shares of Common Stock deemed so accepted, up to any such maximum, being referred to as the purchased shares; and

•	the product of the number of shares of Common Stock outstanding, less any purchased shares, at the expiration time and the closing sale price per share of Common Stock as of the trading day next succeeding the expiration time, such decrease to become effective as of the opening of business on the trading day next succeeding the expiration time. In the event that we are obligated to purchase shares of Common Stock pursuant to any such tender or exchange offer, but we are permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the conversion price will again be adjusted to be the conversion price that would then be in effect if such tender or exchange offer had not been made.

(7) Extraordinary cash distribution. In case we pay a dividend or make a distribution in cash on our Common Stock and the amount of cash constituting the dividend or distribution per share exceeds 5% of the current market price of our Common Stock at the close of business on the day that the Common Stock trades ex-distribution, the conversion price in effect immediately before the close of business on the day that the Common Stock trades ex-distribution, will be adjusted upon conversion by multiplying:

•	the conversion price by

•	a fraction, the numerator of which will be the current market price of our Common Stock and the denominator of which is the current market price of our Common Stock plus the amount per share of such dividend or distribution.
For the purpose of this paragraph, the current market price of our Common Stock will be the average of the closing sale prices of our Common Stock for the period of five consecutive trading days after the Common Stock trades ex-distribution.
      Notwithstanding the foregoing, we will not be required to give effect to any adjustment in the conversion price unless and until the net effect of one or more adjustments, each of which will be carried forward until counted toward adjustment, will have resulted in a change of the conversion price by at least 1%, and when the cumulative net effect of more than one adjustment so determined will be to change the conversion price by at least 1%, that change in the conversion price will be given effect. In the event that, at any time as a result of the provisions of this section, the holder of shares of the Preferred Stock upon subsequent conversion become entitled to receive any shares of our capital stock other than Common Stock, the number of those other shares so receivable upon conversion of shares of the Preferred Stock will thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this section.
      There will be no adjustment to the conversion price in case of the issuance of any shares of our stock in a merger, reorganization, acquisition, reclassification, recapitalization or other similar transaction except as provided in this section.
      We from time to time may reduce the conversion price by any amount for any period of time if the period is at least 20 days or any longer period required by law and if the reduction is irrevocable during the period, but the conversion price may not be less than the par value of the Preferred Stock. In any case in which this section requires that an adjustment as a result of any event become effective from and after a record date, we may elect to defer until after the occurrence of that event (a) issuing to the holder of any shares of the Preferred Stock converted after that record date and before the occurrence of that event the additional shares of Common Stock issuable upon that conversion over and above the shares issuable on the basis of the conversion price in effect immediately before adjustment and (b) paying to that holder any amount in cash in lieu of a fractional share of Common Stock.
      If we take a record of the holders of our Common Stock for the purpose of entitling them to receive a dividend or other distribution, and after this and before the distribution we legally abandon our plan to pay or deliver that dividend or distribution, then no adjustment in the number of shares of our Common Stock issuable upon conversion of shares of the Preferred Stock or in the conversion price then in effect will be required by reason of the taking of that record.
      Change in Control. For purposes of this section, “change in control” of our company means the occurrence of any of the following:

•	any “person” or “group,” as those terms are used in Sections 13(d) or 14(d) of the Exchange Act, is or becomes the beneficial owner, as that term is used in Rules 13d-3 or 13d-5 under the Exchange Act (except that a person shall be deemed to have “beneficial ownership” of all securities that such person has or acquires the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of all of our voting stock (except that the person or group shall not be deemed to be the “beneficial owner” of shares tendered pursuant to a tender or exchange offer by that person or group or any of their affiliates until the tendered shares are accepted for purchase or exchange);

•	during any consecutive two-year period, “continuing directors” cease for any reason to constitute a majority of our Board of Directors; or

•	we consolidate with, or merge with or into, another person or sell, assign, convey, transfer, lease or otherwise dispose, directly or indirectly, of all or substantially all of our assets to any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to which our voting stock is converted into or exchanged for cash, securities or other property, other than any such transaction where (1) the beneficial owners of our voting stock before such transaction own, directly or indirectly, immediately after such transaction, at least a majority of the voting power of all voting stock of the surviving or transferee corporation or its parent corporation, as applicable, immediately after such transaction or (2) immediately after such transaction, at least a majority of the members of the Board of Directors of the surviving or transferee corporation or its parent corporation, as applicable, are persons who were members of our Board of Directors immediately before the execution of the definitive agreement governing such transaction, provided that no agreement has been entered into by the surviving or transferee corporation or its parent corporation, as applicable, that would result in such persons who were members of our Board of Directors immediately before the execution of the definitive agreement governing such transaction constituting less than a majority of the members of the Board of Directors of the surviving or transferee corporation or its parent corporation, as applicable.
      For purposes of the above paragraph, “continuing directors” means individuals who at the beginning of the period of determination constituted our Board of Directors, together with any new directors whose election by that Board of Directors or whose nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of that period or whose election or nomination for election was previously so approved.
      If there is a change in control, each holder of shares of the Preferred Stock will have the right to require us to purchase all or any part of that holder’s shares of the Preferred Stock at a purchase price equal to 100% of the liquidation preference per share, plus all accrued and unpaid dividends, to the date of purchase. We will have the option to pay for a holder’s shares of the Preferred Stock either solely in cash or solely in shares of our Common Stock valued at 95% of the average closing sale price of our Common Stock for the five trading days before and including the third trading day before the date of purchase. If we pay for the shares of the Preferred Stock in Common Stock, no fractional shares of Common Stock will be issued; instead, we will round the applicable number of shares up to the nearest whole number of shares.
      Within 30 days following any change in control, we will mail a notice by first class mail to each holder’s registered address describing the transaction or transactions that constitute the change in control and offering to purchase that holder’s Preferred Stock on the date specified in that notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed. Such notice will, among other things, state:

•	whether we will pay the purchase price of the Preferred Stock in cash or shares; and

•	if we elect to pay in Common Stock, the method of calculating the number of shares of Common Stock to be paid.
      Because the valuation of our Common Stock is determined prior to the purchase date, holders bear the market risk with respect to the value of the Common Stock to be received from the date such market price is determined to the purchase date. Upon determination of the actual number of shares of Common Stock to be issued for each share of the Preferred Stock in accordance with the foregoing provisions, we will promptly notify the holders of this information and will issue a press release and publish such information on our website.
      We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the purchase of the Preferred Stock as a result of a change in control. To the extent that the provisions of any securities laws or regulations conflict with any of the provisions of this section, we will comply with the applicable securities laws and regulations and will be deemed not to have breached our obligations under this section.
      On the date scheduled for payment of the shares of the Preferred Stock, we will, to the extent lawful, (a) accept for payment all shares of the Preferred Stock properly tendered, (b) deposit with (i) DTC, with respect to shares of the Preferred Stock held by DTC or its nominee or (ii) the transfer agent, with respect to shares of the Preferred Stock held in certificated form, as applicable, an amount equal to the purchase price of the shares of the Preferred Stock so tendered and (c) deliver or cause to be delivered to DTC or the transfer agent, as applicable, shares of the Preferred Stock so accepted together with an officers’ certificate stating the aggregate liquidation preference of the shares of the Preferred Stock being purchased by us. DTC or the transfer agent, as applicable, will promptly mail or deliver to each holder of shares of the Preferred Stock so tendered the applicable payment for those shares of the Preferred Stock, and DTC or the transfer agent, as applicable, will promptly countersign and mail or deliver, or cause to be transferred by book-entry, to each holder new shares of the Preferred Stock equal in liquidation preference to any unpurchased portion of the shares of the Preferred Stock surrendered, if any. We will publicly announce the results of our offer on or as soon as practicable after the payment date for the purchase of shares of Preferred Stock in connection with a change in control.
      We will not be required to make an offer to purchase any shares of the Preferred Stock upon the occurrence of a change in control if a third party makes that offer in the manner, at the times and otherwise in compliance with the requirements described in this section and purchases all shares of the Preferred Stock validly tendered and not withdrawn.
      The right of holders of shares of the Preferred Stock described in this section will be subject to our prior obligation to repay our credit facilities or any other debt then outstanding in connection with a change in control of our company. When we have satisfied these obligations and, subject to the legal availability of funds for this purpose, we will purchase all shares of the Preferred Stock tendered upon a change in control.
      Transfer Agent. The transfer agent, registrar, dividend disbursing agent and redemption agent for the Preferred Stock is American Stock Transfer & Trust Company.
      Book-Entry System. The Preferred Stock was issued in the form of a global security held in book-entry form. DTC or its nominee is the sole registered holder of the Preferred Stock. Owners of beneficial interests in the Preferred Stock represented by the global security hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Preferred Stock, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights provided to the holders of the Preferred Stock under the global securities or the certificate of designations. We and any of our agents may treat DTC as the sole holder and registered owner of the global securities.
      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
      Exchange of Global Securities. The Preferred Stock, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

Preferred Stock Purchase Rights.
      On March 3, 2000, we entered into a rights agreement with First Chicago Trust Company of New York, as rights agent, which is a stockholder rights plan providing for a dividend of one preferred stock purchase right for each outstanding share of our Common Stock. We issued the dividend to stockholders of record on March 20, 2000, and holders of shares of Common Stock issued since that date are issued rights with their shares. The rights trade automatically with shares of Common Stock and become exercisable only under certain circumstances as described below. The rights are designed to protect our interests and the interests of our stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirors to negotiate with our Board of Directors prior to attempting a takeover and to provide our board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have certain anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by our Board of Directors.
      Until a right is exercised, the holder of a right will not have any rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-hundredth of a share of Series One Junior Preferred Stock, par value $0.01 per share, at a purchase price of $42.00 per right, subject to adjustment. In general, the rights will not be exercisable until the earlier of (a) the close of business on the tenth business day after the date that we learn that a person or group or an affiliate or associate of the person or group has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of our outstanding Common Stock and (b) the close of business on the tenth business day following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 20% or more of our outstanding Common Stock. Below we refer to the earlier of those dates as the “distribution date” and the person or group acquiring at least 20% of our Common Stock as an “acquiring person.” You should assume that any of the following provisions that refer to an acquiring person also apply to any associate or affiliate of the acquiring person as well.
      If, after the distribution date, any acquiring person acquires 20% or more of our outstanding voting stock without the prior approval of our Board of Directors, each right will entitle its holder to acquire the number of shares of our Common Stock that is equal to the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current per-share market price of our Common Stock.
      If any acquiring person acquires more than 20% but less than 50% of the outstanding shares of our Common Stock subsequent to the distribution date without prior written consent of our Board of Directors, each right may be exchanged by our Board of Directors for one share of our Common Stock.
      In the event that, following the distribution date, we are acquired in a merger or other business combination in which we are not the surviving corporation, or in which 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold in one or several transactions without the prior written consent of our Board of Directors, each right will entitle its holder to receive the number of shares of the acquiring company’s Common Stock as is equal to the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a share of preferred stock for which the right is then exercisable and dividing that product by 50% of the then current market price per share of the Common Stock of the acquiring company.
      Any rights that are at any time beneficially owned by an acquiring person will be null and void, and any holder of such rights, including any purported transferee or subsequent holder, will be unable to exercise the rights.
      The rights will expire at the close of business on March 20, 2010, unless redeemed or exchanged before that time. At any time prior to the earlier of (a) the time a person or group becomes an acquiring person and (b) the expiration date, our Board of Directors may exchange all or part of the then outstanding and exercisable rights for shares of our Common Stock at an exchange ratio of one share of Common Stock per right or redeem the rights in whole, but not in part, at a price of $0.01 per right. The exchange rate and redemption price are subject to adjustment as provided in the rights agreement.

      The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the rights agreement and the form of right certificate, which are incorporated by reference to Exhibit 1 to our Form 8-A, filed with the SEC on March 9, 2000. That Form 8-A is incorporated by reference in this offering circular and is available by the means described in the section of this offering circular entitled “Where You Can Find More Information.”

Additional Series of Preferred Stock.
      In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us and not approved by our Board of Directors, it would be possible for the board to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, our Amended and Restated Certificate of Incorporation, as it may be amended or restated from time to time, and the applicable rules of the stock exchanges upon which the Common Stock is listed. The consent of our stockholders would not be required for any such issuance of preferred stock.
      The preferred stock will be preferred over our Common Stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in Common Stock) on our Common Stock will be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by our Board of Directors. We will pay those dividends either in cash, shares of Common Stock or preferred stock or otherwise, at the rate and on the date or dates established. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless another date is determined relating to the series. Accruals of dividends will not bear interest.
      The preferred stock will be preferred over our Common Stock as to assets so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of Common Stock, the established amount. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.
      All shares of any series of preferred stock will be redeemable to the extent determined with respect to that series. All shares of any series of preferred stock will be convertible into shares of our Common Stock or into shares of any other series of our preferred stock to the extent determined with respect to that series.
      Except as otherwise indicated, the holders of preferred stock will be entitled to one vote for each share of preferred stock held by them on all matters properly presented to stockholders. The holders of Common Stock and the holders of all series of preferred stock will vote together as one class.
Special Charter Provisions.
      Our Amended and Restated Certificate of Incorporation provides that:

•	our Board of Directors is classified into three classes;

•	subject to the rights of holders of our preferred stock, if any, the affirmative vote of the holders of not less than two-thirds of the shares of Common Stock voting thereon is required in order to:

•	adopt an agreement or plan of merger or consolidation;

•	authorize the sale, lease or exchange of all or substantially all of our property or assets; or

•	authorize the disposition of Arch Coal or the distribution of all or substantially all of our assets to our stockholders;

•	subject to the rights of holders of our preferred stock, if any, certain provisions of the restated certificate may be amended only by the affirmative vote of the holders of at least two-thirds of the shares of Common Stock voting on the proposed amendment;

•	subject to the rights of holders of our preferred stock, if any, all actions required to be taken or which may be taken at any annual or special meeting of our stockholders must be taken at a duly called annual or special meeting of stockholders and cannot be taken by a consent in writing without a meeting; and

•	special meetings of the stockholders may be called at any time by any two or more of our directors and may not be called by any other person or persons or in any other manner.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      THE DISCUSSION SET FORTH IN THIS OFFERING CIRCULAR RELATING TO U.S. FEDERAL INCOME AND ESTATE TAX WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER WITH RESPECT TO U.S. FEDERAL INCOME AND ESTATE TAXES. THE DISCUSSION SET FORTH IN THIS OFFERING CIRCULAR RELATING TO U.S. FEDERAL INCOME AND ESTATE TAX WAS WRITTEN TO SUPPORT THE PROMOTION AND MARKETING OF THE TRANSACTION ADDRESSED IN THIS OFFERING CIRCULAR. A TAXPAYER RECEIVING THIS OFFERING CIRCULAR SHOULD SEEK U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
      The following discussion summarizes material U.S. federal income tax consequences to holders of Preferred Stock that participate in the conversion offer. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change or different interpretations at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. We have not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) with respect to the U.S. federal income tax consequences discussed below. Although the discussion below represents our best judgment as to the matters discussed herein, it does not in any way bind the IRS or the courts or in any way constitute an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a holder’s decision to participate in the conversion offer, nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. The tax treatment to a holder who participates in the conversion offer may vary depending upon such holder’s particular situation or status. This discussion is limited to holders of Preferred Stock who hold their Preferred Stock as capital assets and it does not address aspects of U.S. federal income taxation that may be relevant to persons who are subject to special treatment under U.S. federal income tax laws, such as dealers in securities, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, persons that hold the preferred stock through an entity treated as a partnership for U.S. federal income tax purposes or as part of a hedge, straddle or other risk reduction transaction, a trader in securities who has elected the mark-to-market method of accounting for its Preferred Stock, a controlled foreign corporation and owners thereof, a passive foreign investment company and owners thereof, a U.S. expatriate, or holders subject to the alternative minimum tax, which may be subject to special rules.
      For purposes of this discussion, a “U.S. holder” is a beneficial owner of Preferred Stock or Common Stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or who meets the substantial presence test under Section 7701(b) of the Code;

•	a corporation (or entity taxable as a corporation for U.S. federal income tax purposes) that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
A non-U.S. holder is any holder (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.
      HOLDERS OF PREFERRED STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THIS CONVERSION OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAW AND OF CHANGES IN APPLICABLE TAX LAWS.
Material U.S. Federal Income Tax Consequences to U.S. Holders Participating in the Conversion Offer
      Participation in the Conversion Offer. The exchange of Preferred Stock for Common Stock pursuant to the conversion offer should constitute a recapitalization within the meaning of section 368(a)(1)(E) of the Code. Accordingly, except as described below with respect to accrued but unpaid dividends and cash in lieu of fractional shares, no gain or loss should be recognized by a U.S. holder who participates in the conversion offer. Your initial tax basis in Common Stock received in the conversion offer (other than Common Stock attributable to accrued but unpaid dividends on the Preferred Stock) should equal your basis in the Preferred Stock surrendered in the conversion offer less the portion of such basis (if any) allocable to cash that was received pursuant to the conversion offer in lieu of a fractional share of Common Stock (as described below), and your holding period for such Common Stock should include the period during which you held your Preferred Stock.
      The fair market value of any Common Stock received by you attributable to accrued but unpaid dividends on the Preferred Stock should be taxable as ordinary dividend income. Your initial tax basis in any Common Stock treated as a dividend distribution should be equal to its fair market value immediately after the conversion offer, and your holding period with respect to such Common Stock should begin on the day following the date of the completion of the conversion offer. We do not expect that there will be any accrued but unpaid dividends on the Preferred Stock at the time of the exchange. Thus, no portion of the Common Stock received in the exchange should be attributable to accrued but unpaid dividends.
      A U.S. holder of Preferred Stock who receives cash in lieu of a fractional share of Common Stock generally should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis allocable to such fractional share.
      Distributions on Common Stock Received in the Conversion Offer. The gross amount of any distribution received by a U.S. holder with respect to Common Stock received as part of the conversion offer generally should be included in a U.S. holder’s ordinary income as dividends to the extent that such distribution is made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The current maximum federal income tax rate applicable to dividends paid by U.S. corporations to most non-corporate taxpayers is 15% (currently applicable for taxable periods through December 31, 2008), provided certain holding period requirements are met. Corporate U.S. holders generally should be eligible for the dividends received deduction with respect to amounts treated as a dividend, provided certain holding period requirements are met. The dividends received deduction is subject to certain limitations, however, and the benefit of such deduction may be reduced by the corporate alternative minimum tax. Accordingly, corporate U.S. holders should consult their own tax advisors regarding the availability of, and limitations on, the dividends received deduction. Any distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in its Common Stock and thereafter as capital gain.

      Sale, Exchange and Redemption of Common Stock. Generally, upon the sale or exchange of our Common Stock, a U.S. holder should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the holder’s adjusted tax basis in such Common Stock. For non-corporate U.S. holders, the maximum U.S. federal income tax rate applicable to such gain should be 15% if such U.S. holder’s holding period for such Common Stock exceeds one year and therefore qualifies as long-term capital gain. The deductibility of capital losses is subject to limitations.
      Upon redemption of Common Stock by us for cash or property other than Common Stock, the redemption should be treated as a sale or exchange under Section 302 of the Code and the tendering U.S. holder should recognize capital gain or loss to the extent the redemption proceeds are greater or less than the holder’s adjusted tax basis in its Common Stock if the redemption proceeds received in exchange for the Common Stock: (i) are not essentially equivalent to a dividend distribution; (ii) are substantially disproportionate with respect to the tendering holder; (iii) completely terminate the holder’s equity interest in Arch Coal; or (iv) are distributed to a holder as part of a partial liquidation of our shares (as defined in Section 302 of the Code). In determining whether a redemption qualifies for sale or exchange treatment under Section 302 of the Code, a holder must take into account shares of Common Stock that are actually owned by the holder and, in certain situations, shares that such holder is deemed to own through a related person or entity.
      If the redemption of Common Stock does not qualify for sale or exchange treatment under Section 302 of the Code, the redemption proceeds should be treated as a distribution with respect to the U.S. holder’s Common Stock. Any such distribution generally should be taxed as described above under the heading “Material U.S. Federal Income Tax Consequences to U.S. Holders Participating in the Conversion Offer — Distributions on Common Stock Received in the Conversion Offer.”
      Backup Withholding Tax and Information Reporting. Under the Code, holders of Preferred Stock and Common Stock may be subject, under certain circumstances, to information reporting and backup withholding at a rate of 28% with respect to the conversion of Preferred Stock in the conversion offer, the receipt of dividends on our Common Stock or Preferred Stock, and gross proceeds from the disposition of our Common Stock. Backup withholding should apply only if the holder (i) fails to furnish its social security or other taxpayer identification number, or TIN, within a reasonable time after request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends; or (iv) fails under certain circumstances to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is allowed as a credit against such holder’s U.S. federal income tax liability, provided that the required information is provided to the IRS. Certain persons are exempt from backup withholding, including corporations. Holders participating in the conversion offer should consult with their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.
Material U.S. Federal Income Tax Consequences to Non-U.S. Holders Participating in the Conversion Offer
      The following discussion applies to you if you are a non-U.S. holder of Preferred Stock that participates in the conversion offer. Special rules may apply to you and the tax consequences of participating in the conversion offer may be materially different than those described below if you are a “controlled foreign corporation,” “passive foreign investment company,” or “foreign personal holding company,” or are otherwise subject to special treatment under the Code. If you are or may be subject to these special rules, you are strongly encouraged to consult your own tax advisor to determine the particular U.S. federal income tax consequences applicable to you of participating in the conversion offer.
      Participation in the Conversion Offer. Except as described below with respect to accrued but unpaid dividends, a non-U.S. holder who has not owned (actually or constructively as determined under the Code) more than 5% of our Preferred Stock and/or Common Stock at any time during the five-year period ending on the date of the conversion generally should not be subject to U.S. federal income tax on the conversion of Preferred Stock into Common Stock pursuant to the conversion offer. The fair market value of any Common Stock received by you attributable to accrued but unpaid dividends on the Preferred Stock should be taxable as dividend income under the rules described below under the subheading “Distributions on Common Stock Received in the Conversion Offer.” As described above under the heading “Material U.S. Federal Income Tax Consequences to U.S. Holders Participating in the Conversion Offer — Participation in the Conversion Offer,” we do not expect that there will be any accrued but unpaid dividends on the Preferred Stock at the time of the exchange. Thus, no portion of the Common Stock received in the exchange should be attributable to accrued but unpaid dividends.
      Because we believe that we currently are a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes, a non-U.S. holder who at any time during the five-year period ending on the date of the conversion owns (actually or constructively as determined under the Code) more than 5% of our Preferred Stock and/or Common Stock may recognize income or loss, as the case may be, for U.S. federal income tax purposes on the conversion of Preferred Stock into Common Stock pursuant to the conversion offer in an amount equal to the difference between the sum of the fair market value of the Common Stock and any cash in lieu of a fractional share of Common Stock received in the conversion offer and such non-U.S. holder’s tax basis in the Preferred Stock tendered in the conversion offer. Such non-U.S. holder would be taxed on such income in the same manner as a U.S. person, unless the non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence that would modify the U.S. federal income tax treatment of such income. In addition, such a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to the branch profits tax. A non-U.S. holder who at any time during the five-year period ending on the date of the conversion owns more than 5% of our Preferred Stock and/or Common Stock (actually or constructively) is strongly encouraged to consult with its tax advisor to determine the particular U.S. federal, state, local and other tax consequences applicable to such holder of participation in the conversion offer.
      A non-U.S. holder who has not owned (actually or constructively as determined under the Code) more than 5% of our Preferred Stock and/or Common Stock at any time during the five-year period ending on the date of the conversion and who receives cash in lieu of a fractional share of Common Stock generally should not recognize gain or loss for U.S. federal income tax purposes unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the conversion offer is completed (but is not treated as a U.S. resident, and therefore a U.S. holder, under U.S. tax residency rules), and certain other conditions are met; or

•	the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder (and, in some circumstances, the gain is attributable to a fixed base or a permanent establishment in the United States of the non-U.S. holder under an applicable income tax treaty).
If the first exception described above applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which his or her U.S.-source capital gains exceed his or her U.S.-source capital losses. If the second exception applies, the non-U.S. holder will generally be subject to U.S. federal income tax on the net gain in the same manner as a U.S. holder. In addition, a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to the branch profits tax. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.
      The amount of any such gain recognized on receipt of cash in lieu of a fractional share of Common Stock should be determined as described above under the heading “Material U.S. Federal Income Tax Consequences to U.S. Holders Participating in the Conversion Offer — Participation in the Conversion Offer.”
      Distributions on Common Stock Received in the Conversion Offer. A non-U.S. holder should be subject to U.S. federal tax withholding at a rate of 30% with respect to any dividends paid on our Common Stock unless either: (i) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by timely providing us with a properly completed and duly executed Internal Revenue Service Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty; or (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder timely provides us with an appropriate statement to that effect on a properly completed and duly executed Internal Revenue Service Form W-8ECI (or suitable successor form). If the second exception applies, the non-U.S. holder should be required to pay U.S. federal income tax on the dividends on a net income basis at applicable graduated individual or corporate U.S. income tax rates, subject to any different treatment prescribed by an applicable tax treaty. In addition, a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to the branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable tax treaty.
      Sale, Exchange or Redemption of Common Stock. Except as described below and subject to the discussion concerning backup withholding, any gain recognized by a non-U.S. holder on the sale, exchange or redemption of Common Stock generally should not be subject to U.S. federal income tax unless:

•	you are an individual who is present in the United States for 183 days or more during the taxable year in which the exchange is completed (but is not treated as a U.S. resident, and therefore a U.S. holder, under U.S. tax residency rules), and certain other conditions are met;

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, in some circumstances, the gain is attributable to your fixed base or permanent establishment in the United States under an applicable income tax treaty); or

•	we are or have been a USRPHC, for U.S. federal income tax purposes. We believe that we currently are a USRPHC. However, gain on the sale or other disposition of Common Stock by you generally should not be subject to U.S. federal income tax solely as the result of our characterization as a USRPHC provided you do not actually or constructively own more than 5% of the Common Stock at any time during the five-year period preceding the disposition.
As described above under the heading “Material U.S. Federal Income Tax Consequences to U.S. Holders Participating in the Conversion Offer — Ownership of Common Stock Received in the Conversion Offer,” if a redemption of Common Stock does not qualify as a sale or exchange under Section 302 of the Code, the proceeds should be treated as a dividend distribution with respect to the Common Stock to the extent of our current or accumulated earnings and profits. Such amounts should be taxed as described above under the heading “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders Participating in the Conversion Offer — Distributions on Common Stock Received in the Conversion Offer.”
      Federal Estate Tax. If you are an individual, Common Stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
      Information Reporting and Backup Withholding Tax. We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty or other applicable agreements.
      You generally will be subject to backup withholding tax with respect to dividends paid on our Common Stock or Preferred Stock unless you certify your non-U.S. status. The payment of proceeds of a sale of Common Stock effected by or through a U.S. office of a broker also is subject to both backup withholding and information reporting unless you certify your non-U.S. status or you otherwise establish an exemption. You generally can satisfy the certification requirement by providing a Form W-8BEN or Form W-8BECI, as applicable. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.
      Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.
THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF THE CONVERSION OFFER AND HOLDING AND DISPOSING OF COMMON STOCK, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.
INTERESTS OF DIRECTORS AND OFFICERS
      We are not aware of any of our directors, executive officers, principal stockholders or affiliates that own Preferred Stock or will be tendering Preferred Stock for conversion pursuant to the conversion offer. Neither we nor any of our subsidiaries nor, to the best of our knowledge, any of our directors or executive officers, nor any of affiliates of any of the foregoing, have engaged in any transaction in Preferred Stock during the 60 business days prior to the date of this offering circular.
INFORMATION AGENT
      American Stock Transfer & Trust Company has been appointed as the Information Agent for the conversion offer. We have agreed to pay the Information Agent reasonable and customary fees for its services and will reimburse the Information Agent for its reasonable out-of-pocket expenses. Any questions and requests for assistance, or requests for additional copies of this offering circular or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Information Agent toll-free at (800) 937-5449.
CONVERSION AGENT
      American Stock Transfer & Trust Company has been appointed as the Conversion Agent for the conversion offer. We have agreed to pay the Conversion Agent reasonable and customary fees for its services. All completed letters of transmittal and agent’s messages should be directed to the Conversion Agent at one of the addresses set forth below. All questions regarding the procedures for tendering in the conversion offer and requests for assistance in tendering your preferred stock also should be directed to the Conversion Agent at one of the following telephone numbers or addresses:

By Hand: American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038 Attention: Reorganization Department	By Facsimile: (Eligible Guarantor Institutions Only) (718) 234-5001 To Confirm by Telephone or for Information Call: (800) 937-5449	By Overnight Courier or Mail: American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, NY 11219 Attention: Operations Center
FEES AND EXPENSES
      We will bear the fees and expenses relating to the conversion offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone, email or in person by our officers and regular employees and those of our affiliates. We also will pay the Information Agent and the Conversion Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify the Information Agent and the Conversion Agent against certain liabilities and expenses in connection with the conversion offer, including liabilities under the federal securities laws.
WHERE YOU CAN FIND MORE INFORMATION
Available Information
      We file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be read and copied at the SEC’s Public Reference Room at 100 F Street, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Arch Coal. The SEC’s Internet address is http://www.sec.gov. In addition, our common and preferred shares are listed on the New York Stock Exchange, and its reports and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Our Internet address is http://www.archcoal.com. The information on our Internet site is not a part of this offering circular.
Incorporation by Reference
      The SEC allows us to “incorporate by reference” the documents that we file with the SEC. This means that we can disclose information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this offering circular, except to the extent updated and superseded by information contained in this offering circular. Some information we file with the SEC after the date of this offering circular, and until this offering is completed will automatically update and supersede the information contained in this offering circular.
      We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) until this offering is completed, including such documents filed with the SEC by us after the date of this offering circular is a part and prior to completion of this offering, except as noted below:

Arch Coal’s SEC Filings (File No. 1-13105)	Period for or Date of Filing

Annual Report on Form 10-K	Year Ended December 31, 2004
Quarterly Report on Form 10-Q	Quarters Ended March 31, June 30 and September 30, 2005
Current Reports on Form 8-K	February 10 and 28, May 4, June 6, July 29, August 12, October 12 and November 3 and 15, 2005
Registration Statement on Form 8-A	March 9, 2000
Registration Statement on Form 8-A	March 5, 2003
Registration Statement on Form 8-B	June 17, 1997
      Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934, and we are not subject to the liabilities of Section 18 with respect to information submitted by it under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted by us under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this offering circular.
      Statements contained in this offering circular as to the contents of any contract or other document referred to in this offering circular do not purport to be complete, and where reference is made to the particular provisions of that contract or other document, those provisions are qualified in all respects by reference to all of the provisions of that contract or other document. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this offering circular will be deemed to be modified or superseded for purposes of this offering circular to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this offering circular modifies or supersedes the statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this offering circular.
      We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this offering circular and a copy of any or all other contracts or documents which are referred to in this offering circular. Requests should be directed to: Arch Coal, Inc., Attention: Investor Relations, One CityPlace Drive, Suite 300, St. Louis, Missouri 63141, telephone number: (314) 994-2700.
      You should rely only on the information contained in or incorporated by reference into this offering circular. We have not authorized any other person to provide you with different information. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not prohibited. You should assume that the information appearing in this offering circular is accurate as of the date hereof only.
FORWARD-LOOKING STATEMENTS
      We urge you to carefully review the information contained in or incorporated by reference into this offering circular. In this offering circular, statements that are not reported financial results or other historical information are “forward-looking statements.” Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on our management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.
      You can identify these forward-looking statements by the fact that they do not relate strictly to historic or current facts. They use words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to:

•	our expectation of continued growth in the demand for our coal by the domestic electric generation industry;

•	our belief that legislation and regulations relating to the Clean Air Act and other proposed environmental initiatives and the relatively higher costs of competing fuels will increase demand for our compliance and low sulfur coal;

•	our expectations regarding incentives to generators of electricity to minimize their fuel costs as a result of electric utility deregulation;

•	our intention to discuss the extension of existing coal supply agreements or entering into new long-term coal supply agreements;

•	our expectation that we will continue to have adequate liquidity from cash flow from operations;

•	a variety of market, operational, geologic, permitting, labor and weather related factors;

•	our expectations regarding any synergies to be derived from the integration of the North Rochelle mine into our Black Thunder mine; and

•	the other risks and uncertainties which are described in this offering circular under “Risk Factors,” including, but not limited to, the following:

•	Due to the significant amount of our debt, a downturn in economic or industry conditions could materially affect our ability to meet our future financial and liquidity obligations.

•	A reduction in consumption by the domestic electric generation industry may cause our profitability to decline.

•	Extensive environmental laws and regulations could cause the volume of our sales to decline.

•	The coal industry is highly regulated, which restricts our ability to conduct mining operations and may cause our profitability to decline.

•	We may not be able to obtain or renew our surety bonds on acceptable terms.

•	Unanticipated mining conditions may cause profitability to fluctuate.

•	Intense competition and excess industry capacity in the coal producing regions has adversely affected our revenues and may continue to do so in the future.

•	Deregulation of the electric utility industry may cause customers to be more price-sensitive, resulting in a potential decline in our profitability.

•	Our profitability may be adversely affected by the status of our long-term coal supply contracts.

•	Decreases in purchases of coal by our largest customers could adversely affect our revenues.

•	An unavailability of coal reserves would cause our profitability to decline.

•	Disruption in, or increased costs of, transportation services could adversely affect our profitability.

•	Numerous uncertainties exist in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower revenues, higher costs or decreased profitability.

•	Title defects or loss of leasehold interests in our properties could result in unanticipated costs or an inability to mine these properties.

•	All acquisitions involve a number of inherent risks, any of which could cause us not to realize the benefits anticipated to result.

•	Changes in our credit ratings could adversely affect our costs and expenses.

•	Some of our agreements limit our ability to manage our operations exclusively and impose significant potential indemnification obligations on us. Our expenditures for postretirement medical and pension benefits increased in 2003 and could further increase in the future.

•	Any inability to comply with restrictions imposed by our credit facilities and other debt arrangements could result in a default under these agreements.

•	Our estimated financial results may prove to be inaccurate.
      We cannot guarantee that any forward-looking statements will be realized, although we believe that we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove to be inaccurate, actual results could vary materially from those anticipated, estimated or projected. You should bear this in mind as you consider any forward-looking statements.
      We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consider any additional disclosures that we may make on related subjects in future filings with the SEC. You should understand that it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

MISCELLANEOUS
      We are not aware of any jurisdiction in which the making of the conversion offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the conversion offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the conversion offer will not be made to (nor will surrenders of shares of Preferred Stock for conversion in connection with the conversion offer be accepted from or on behalf of) the owners of Preferred Stock residing in such jurisdiction.
      Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO which contains additional information with respect to the offer to convert. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption “Where You Can Find More Information.”
      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this offering circular and, if given or made, such information or representation may not be relied upon as having been authorized by us.

Arch Coal, Inc.
          Completed Letters of Transmittal and any other documents required in connection with surrenders of shares of Preferred Stock for conversion should be directed to the Conversion Agent at the address set forth below:
The Conversion Agent for the conversion offer is:
American Stock Transfer & Trust Company

By Hand: American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038 Attention: Reorganization Department	By Facsimile: (Eligible Guarantor Institutions Only) (718) 234-5001 To Confirm by Telephone or for Information Call: (800) 937-5449	By Overnight Courier or Mail: American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, NY 11219 Attention: Operations Center
      Any requests for assistance in connection with the conversion offer or for additional copies of this offering circular or related materials may be directed to the Information Agent at the address or telephone numbers set forth below. A holder may also contact such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.
The Information Agent for the conversion offer is:
American Stock Transfer & Trust Company
Attn: Reorganization Department
59 Maiden Lane
Plaza Level
New York, New York 10038
(877) 248-6417 (toll-free) or (718) 921-8317